Exhibit 7 - Other

Document No.	Date of Document	Title of Document
7.1	February 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.2	February 28, 2006	Initial Alternative Monthly Report (JPMorgan Asset Management (UK) Limited)
7.3	March 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.4	April 10, 2006	Alternative Monthly Report (RAB Special Situations (Master) Fund Limited)
7.5	April 10, 2006	Early Warning Report (U.S. Global Investors, Inc.)
7.6	April 19, 2006	Early Warning Report (Scion Capital, LLC)
7.7	May 10, 2006	Early Warning Report (U.S. Global Investors, Inc.)
7.8	August 31, 2006	Addition of Recipient Agency (Stockwatch)
7.9	March 26, 2007	Letter to Shareholders
7.10	May 7, 2007	Annual Information Form dated May 7, 2007
7.11	May 16, 2007	Early Warning Report (Wega Mining ASA)
7.12	July 22, 2004	Industry Canada Certificate and Articles of Continuance

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: **Century Mining Corporation ("Issuer")**

Report for the end of: **January 2006**

(a)   *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b)   *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 2,394,500 common shares ("**Shares**") of the Issuer representing a net decrease of 13.31% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c)   *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 5,305,500 Shares and 6,700,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 17.30% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d)   *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i)   *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii)   *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii)   *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e)   *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f)   *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report , including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g)   *Names of any joint actors required in connection with this report :*

Not applicable.

(h)   *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i)   *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of February 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) " Joseph Jayaraj"
     Name: Joseph Jayaraj
     Title: Manager — Legal & Corporate

2

INITIAL ALTERNATIVE MONTHLY REPORT

PART 4, NATIONAL INSTRUMENT 62-103

RE: CENTURY MINING CORPORATION ("INVESTEE")

1.   **The name and address of the eligible institutional investor:**

    Name: JPMorgan Asset Management (UK) Limited ("JPMAM UK")
    Address: Finsbury Dials
                   20 Finsbury Street
                   London, England
                   EC2Y 9AQ

2.   **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:**

    Not applicable

3.   **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

JPMAM UK is an investment manager as defined in National Instrument 62-103 and subject to European Union Directive 93/22 on investment services in the securities field, and provides the portfolio management services referred to in Section A (3) of the Annex to that Directive, and is regulated in its home member state of the United Kingdom through the Financial Services Authority (FSA), and provides advisory services referred to above for valuable consideration under a contractual arrangement.

The holdings of all funds and accounts over which JPMAM UK has investment authority (collectively, the "Accounts") are 7,408,598 common shares of INVESTEE, representing approximately 10.89% of the issued and outstanding common shares of INVESTEE as at February 28, 2006.

4.   **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

    (i)   **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

          Not applicable

(ii)   **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:**

Not applicable

(iii)   **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

JPMAM UK considers that it may be deemed to have control over but not ownership of 7,408,598 common shares of INVESTEE, representing approximately 10.89% of the issued and outstanding common shares of INVESTEE as at February 28, 2006.

5.   **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The purpose of the acquisition was to increase the relevant Account's holdings in INVESTEE for investment purposes. All of the Accounts managed by JPMAM UK currently hold the common shares of INVESTEE for investment purposes only and not for the purpose of influencing control or direction of INVESTEE. In the ordinary course of business, JPMAM UK conducts analysis of securities in which it may invest on behalf of the Accounts. Based on that analysis, it makes buy and sell decisions on a continuous basis on behalf of such Accounts. Accordingly, depending upon the circumstances, JPMAM UK may, on behalf of its Accounts, acquire more common shares of INVESTEE or dispose of common shares previously acquired.

6.   **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Dispositional and voting authority over the common shares of INVESTEE is held by JPMAM UK pursuant to various investment advisory agreements between JPMAM UK and the Accounts.

7. **The names of any joint actors in connection with the disclosure required by this report:**

   JPMAM UK is relying on aggregation relief provided by Section 5.1 of Part 5 of National Instrument 62-103 in respect of INVESTEE's securities. Disclosure is being made by JPMAM UK only and securities owned or controlled by other business units or investment funds have not been, or may not have been, disclosed. No other entity acts jointly or in concert with JPMAM UK in connection with the ownership of, or control over, the INVESTEE.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

   Not applicable

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

   JPMAM UK is eligible to file reports under Part 4 of National Instrument 62-103 in respect of INVESTEE's securities.

The filing of this report is not an admission that JPMAM UK owns any of INVESTEE's securities.

Dated February 28, 2006.

Filed by J.P. Morgan Investment Management Inc. in the US on behalf of JPMorgan Asset Management (UK) Limited. Contact in the US:

Michael A. Spero
(212) 837-8986
michael.a.spero@jpmorgan.com

Acknowledged and Accepted by JPMorgan Asset Management (UK) Limited

(signed) [*Ian Henderson*]
Per: Name: Ian Henderson
Title: Vice President

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

<u>**Reporting Issuer:**</u>   **Century Mining Corporation ("Issuer")**

<u>**Report for the end of:**</u>   **February 2006**

(a)   *Name and address of the eligible institutional investor:*

  RAB Special Situations (Master) Fund Limited ("**Special Situations**")
  P.O. Box 908 GT
  Walker House Mary Street
  George Town, Cayman Islands

(b)   *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

  Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 3,806,000 common shares ("**Shares**") of the Issuer representing a net decrease of 6.76% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c)   *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

  Special Situations holds 1,499,500 Shares and 6,700,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 10.54% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d)   *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

  (i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

    See section (c) above.

  (ii) *the eligible institutional investor, either alone or together w ith any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

    Not applicable.

(iii)   *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e)   *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f)   *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report , including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g)   *Names of any joint actors required in connection with this report :*

Not applicable.

(h)   *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i)   *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of March 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) " Joseph Jayaraj"
Name: Joseph Jayaraj
Title: Manager — Legal & Corporate

2

Reporting Issuer: **Century Mining Corporation ("Issuer")**

Report for the end of: **March 2006**

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net increase in Special Situations' holdings of 3,723,900 common shares ("**Shares**") and a net decrease of 5,700,000 warrants ("**Warrants**") of the Issuer representing a net decrease of 3.49% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 5,223,400 Shares and 1,000,000 Warrants of the Issuer (collectively the "**Securities**"). The Securities represent approximately 7.05% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations acquired and disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of April 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Joseph Jayaraj"
_____
Name: Joseph Jayaraj
Title: Manager — Legal & Corporate

EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

   U.S. Global Investors, Inc. ("USGI")
   7900 Callaghan Road
   San Antonio, TX 78229

2. ***Name of the reporting issuer:***

   Century Mining Corporation ("Issuer")

3. ***Period for which the report is filed:***

   Period ended March 31, 2006

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   USGI elects to begin filing reports for the Issuer under Part 4.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   USGI exercises control or direction over 7,797,515 common shares and 5,000,000 common share purchase warrants of the Issuer (collectively, the "Securities"), representing approximately 13.74% of the issued and outstanding common shares of the Issuer (assuming exercise of the convertible securities).

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

   (i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

   None

   (ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

   None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

USGI exercises control or direction over all of the Securities referred to in paragraph 3 in its capacity as investment advisor over funds or accounts referred to in paragraph 9.

7. *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

   The Securities of the Issuer were acquired in the ordinary course of business, for investment purposes only. USGI may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares or other securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

8. *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

   N/A

9. *Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:*

   U.S. Global Investor Gold Shares Fund
   U.S. Global Investor Global Resources Fund
   U.S. Global Investor World Precious Minerals Fund
   Endeavour Mining Capital Corp.

10. *If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:*

    N/A

11. *Eligibility to file reports under the alternative monthly reporting system:*

    This report is issued, and USGI is eligible to file, pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns any securities.

DATED this 10th day of April, 2006.

U.S. GLOBAL INVESTORS, INC.

By: /s/ Susan McGee
Name: Susan McGee
Title: President & General Counsel Authorized Signing Officer

**EARLY WARNING REPORT PURSUANT
TO NATIONAL INSTRUMENT 62-103**

1.   *Name and address of the offeror:*

Scion Capital, LLC ("Scion Capital")
Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC ("SQVF")
20400 Stevens Creek Boulevard, Suite 840
Cupertino, CA 95014

Scion Capital is the managing member and investment adviser to SQVF as well as the managing member and investment adviser to Scion Value Fund, a Series of Scion Funds, LLC ("SVF"), Scion Asian Opportunity Fund, LLC ("SAOF"), and Scion Asian Opportunity Fund II, LLC ("SAOF II") (collectively, SVF, SAOF and SAOF II are referred to as the "Scion Funds").

2.   *Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances:*

On April 13, 2006, SQVF acquired 9,753,000 common shares ("Shares") of Century Mining Corporation ("Century Mining") and 4,876,500 common share purchase warrants ("Warrants") of Century Mining by way of a private placement. The acquisition represented approximately 13.55% of the outstanding Shares as of that date, assuming the exercise of SQVF's Warrants.

Also on April 13, 2006, the Scion Funds, in the aggregate, acquired an additional 5,247,000 Shares and 2,623,500 Warrants. Including the Shares and Warrants owned by SQVF and the Scion Funds as at April 13, 2006, Scion Capital's securityholding percentage in Century Mining Shares is 20.34%, assuming the exercise of the Warrants. Scion Capital anticipates that upon the placement of the remaining shares offered by Century Mining in the private placement, the ownership percentage of SQVF and the Scion Funds will be less than what is disclosed above.

3.   *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:*

After giving effect to the transaction noted above, Scion Capital, on behalf of SQVF, controls 9,753,000 Shares and 4,876,500 Warrants, representing approximately 13.55% of the issued and outstanding Shares of Century Mining as at April 13, 2006, assuming the exercise of SQVF's Warrants. In addition, Scion Capital, on behalf of the Scion Funds, controls 5,247,000 Shares and 2,623,500 Warrants of Century Mining, representing approximately 7.44% of the issued and outstanding Shares of Century Mining as at April 13, 2006, assuming the exercise of the Scion Funds' Warrants.

Scion Capital anticipates that upon the placement of the remaining shares offered by Century Mining in the private placement, the ownership percentage of SQVF and the Scion Funds will be less than what is disclosed above.

4.   **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a)   *the offeror, either alone or together with any joint actors, has ownership and control;*

N/A.

(b)   *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and*

SQVF owns 9,753,000 Shares and 4,876,500 Warrants, representing approximately 13.55%, over which Scion Capital exercises control.

(c)   *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;*

Scion Capital has control over 15,000,000 Shares and 7,500,000 Warrants owned by SQVF and the Scion Funds, representing approximately 20.34% of the issued and outstanding Shares as at April 13, 2006, assuming the exercise of the Warrants.

Scion Capital anticipates that upon the placement of the remaining shares offered by Century Mining in the private placement, the ownership percentage of SQVF and the Scion Funds will be less than what is disclosed above.

5.   **The name of the market in which the transaction or occurrence that gave rise to this report took place:**

Private Placement from the issuer.

6.   **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;**

The Shares were acquired for investment purposes only and not with the purpose of exercising control over Century Mining. Scion Capital, on behalf of the funds it manages, may acquire additional Shares or Warrants or dispose of some or all of the Shares or Warrants currently held.

7.   ***The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A

8.   ***The names of any joint actors in connection with the disclosure required by this report:***

N/A

9.   ***In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***

C$18,750,000, paid in cash

10.   ***If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:***

N/A.

DATED this 19th day of April, 2006.


SCION CAPITAL, LLC


By   *(signed) Steven Druskin*
     Steven Druskin
     General Counsel
     Scion Capital, LLC

3

**SCION QUALIFIED VALUE FUND, a
Series of Scion Qualified Funds, LLC**

by   SCION CAPITAL, LLC, its
       Managing Member

By   *(signed) Steven Druskin*
       Steven Druskin
       General Counsel
       Scion Capital, LLC

4

**EARLY WARNING REPORT UNDER
THE ALTERNATIVE MONTHLY REPORTING SYSTEM
OF NATIONAL INSTRUMENT 62-103**

1.   *Name and address of the eligible institutional investor:*

        U.S. Global Investors, Inc. ("USGI")
        7900 Callaghan Road
        San Antonio, TX 78229

2.   *Name of the reporting issuer:*

        Century Mining Corporation ("Issuer")

3.   *Period for which the report is filed:*

        Period ended April 30, 2006

4.   *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:*

        Since USGI's last report for the period ended March 31, 2006, USGI's beneficial ownership of the Issuer has decreased by 4,122,825 common shares representing a net decrease of approximately 6.01%.

5.   *Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:*

        USGI exercises control or direction over 3,674,690 common shares and 5,000,000 common share purchase warrants of the Issuer (collectively, the "Securities"), representing approximately 7.73% of the issued and outstanding common shares of the Issuer (assuming exercise of the convertible securities).

6.   *Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:*

        (i)   the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

                None

        (ii)   the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

                None

_____

(iii)   *the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:*

USGI exercises control or direction over all of the Securities referred to in paragraph 3 in its capacity as investment advisor over funds or accounts referred to in paragraph 9.

7.   *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Securities of the Issuer were acquired in the ordinary course of business, for investment purposes only. USGI may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares or other securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

8.   *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or arty other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

N/A

9.   *Names of arty joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:*

U.S. Global Investor Gold Shares Fund
U.S. Global Investors Global Resources Fund
U.S. Global Investors World Precious Minerals Fund
Endeavour Mining Capital Corp.

10.   *If applicable, a description of arty change in arty material fact set out in a previous report by the eligible institutional investor under the early warning requirements:*

N/A

11.   *Eligibility to file reports under the alternative monthly reporting system:*

This report is issued, and USGI is eligible to file, pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting.

12.   *Declaration:*

The filing of this report is not an admission that any entity named in this report owns any securities.

DATED this 10th day of May, 2006.


U.S. GLOBAL INVESTORS, INC.


Per: /s/ Susan McGee
Name: Susan McGee
Title: President & General Counsel
Authorized Signing Officer

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to report a number of positive developments during the last year and a quarter.

In 2005, we achieved our major objective of becoming a gold producer when we commenced commercial production at the Sigma Mine on May 25. The mine produced XXXX ounces of gold at a cash cost of US$XXX an ounce in 2005 since that date, as well as XXXX ounces from the prior bulk sample program.

In the first quarter of this year, we have taken some major initiatives to expand the Company into Peru by establishing a subsidiary company and acquiring a 60% interest in a dormant gold mining company, where we expect to return the mine to production at an annualized rate of 30,000 ounces of gold at the end of this year. We have also acquired other mineral concessions and mining claims in Peru.

Also in the first quarter, we have reduced long-term debt on the balance sheet and plan to remove all outstanding long-term debt in the next few weeks. This will give us much more flexibility to finance future growth.

Positive cash flow at Sigma Mine

On May 25, 2005 we commenced commercial production at the Sigma Mine after completing the bulk sample program that started in February. The operating and technical challenges we faced in the first few months were mitigated to a large extent by the highest gold prices in the last 25 years. As a result, the mine generated positive cash flow in the third and fourth quarters of the year.

However, high commodity prices in all the resource industries has led to other challenges for most companies in all sectors, whether it be gold, base metals or industrial minerals. High prices for steel, oil, spare parts and consumables resulted in higher operating costs than we had budgeted for, and with demand for goods and services far exceeding supply there remains a critical shortage of spare parts and consumables. These factors led to a delay in starting up the Sigma Mine and a lower-than-budgeted operating performance, and still have an impact on ongoing operations at the mine. For these reasons, we fell short of our original production forecast of 70,000 ounces of gold in 2005.

However, the delivery of four new 100-ton haul trucks this coming June and July will improve the availability and productivity of the mining equipment significantly and should ensure that we remove sufficient waste to expose new ore blocks so that we meet our production target of 90,000 ounces of gold this year.

Operating results

In 2005, our first year of mining operations, the Company recorded an operating profit of $XX million from revenues of $XX million. After deducting corporate overhead, exploration and other expenses, there was a net loss of $XXX million, or $XX a share. Prior to the commencement of commercial production at the Sigma Mine on May 25, all mine expenses, net of revenues from gold sales of XXX ounces from the bulk sample program, were capitalized.



Refinancing the balance sheet to improve financial condition

We funded our acquisition of the Sigma-Lamaque assets out of a receivership in September 2004 mainly by assuming the existing long-term debt and other liabilities of the previous owner, and by issuing a significant amount of new debt. We assumed a Note of $13.5 million from Investissement Québec (IQ) and then deferred all interest payments on the principal throughout the year. We also issued $8.5 million principal amount of 10% Convertible Debentures. This amount increased to $11.35 million in 2005 after we issued a further $2.85 million of Convertible Debentures for working capital purposes. All interest and fees on all the Convertible Debentures throughout the year were paid by issuing shares.

As a result, our balance sheet was highly levered, which added financial risk to the normal operating risk during the start-up of a mine. On the other hand, the number of shares we would have had to issue to acquire these assets would have been exceedingly high given the share price at the time had we financed the acquisition solely by issuing equity.

A priority in the first quarter of this year has been to repay all debt, or as a minimum to refinance the balance sheet on more attractive terms. I am pleased to report that in March, after we forced conversion, all the outstanding Convertible Debentures were converted into shares following several partial conversions during the previous few months. We are also negotiating with IQ to repay all the Notes with a combination of cash and shares. The resulting capital structure of the Company will be highly favorable given our asset base and early stage of growth. A balance sheet free from long-term debt will give us much more flexibility to finance future growth.

Exploration and development

Due to limited funds, we have focused our exploration and development efforts at the Sigma-Lamaque Complex. This is where we will obtain the quickest and highest return on our expenditures by developing reserves and resources that can be brought into production in the short to medium term. We have already commenced a major program to reopen the Lamaque underground mine where significantly higher grade feed than in the Sigma pit will have an positive impact on increasing production and reducing operating costs.

Last year we commenced exploration and development, which was financed with flow-through funds, on some of the properties we acquired that are adjacent to the Sigma mill. These properties are all within economic trucking distance of the mill. Ore from the Lamaque open pit has already been processed in the mill.

In 2005 we completed the compilation of previous exploration and production data at the dormant Carolin Mine in British Columbia. We have not yet commenced a drilling program due to lack of funds, but have budgeted $300,000 to be spent on exploration and development this year. We completed an obligation for environmental clean up at the mine site.

Similarly, we have not had funds to carry out any exploration on the Juneau properties in Alaska. We have decided to sell or joint venture these properties to companies that have the financial resources to advance the properties and where there is a strategic fit with their business model.

We plan to carry out exploration and development on the properties we have recently acquired in Peru where we believe there are superior opportunities to grow the Company and increase shareholder value in the long term.

Strengthening our management team

One of the challenges we have faced over the last year has been to build our management and technical teams, both in the head office and at the Sigma Mine. A high level of business activity in all the resource industries has led to a dearth of well-qualified and experienced professionals. This "buyers market" has resulted in an increase in recruiting and salary costs as we have had to compete aggressively for personnel with other companies. On a positive note, we have found it easier to recruit people at all levels since the Sigma Mine started generating positive cash flow and we announced acquisitions that create new opportunities as we commence our aggressive growth plans.

Market is now recognizing the value of the Company

The legacy we inherited from the failure of the previous owner to operate the Sigma-Lamaque assets profitably, as well as our highly levered balance sheet, resulted in the Company being significantly undervalued in the market compared to our industry peers given our asset base and improving operating results. At the same time, we issued shares to satisfy most non-operating financial obligations related to this acquisition and to conserve cash, which resulted in dilution of shareholders' equity. The combination of all these factors resulted in a stagnant share price for most of last year, although the market capitalization of the Company increased, and a disappointment for many investors who were looking for short-term capital gains in a rising gold market.

The rising gold price, at the same time as we are reducing operating costs through higher operating efficiencies after overcoming most of the initial start-up problems, has enabled the Sigma Mine to generate an operating profit.

The market is now beginning to recognize our steadily improving operating performance and growth prospects as evidenced by a sharp increase in the value of the Company. This year our share price has increased by XX times from the closing price of $0.39 a share at the end of 2005, and average daily trading volumes approach one million shares. This increased liquidity has already attracted the attention of institutional investors who acknowledge the track record and ability of the management team to build long-term shareholder value as they accumulate long-term holdings in the Company.

Future growth and sustainability of current operations

We are planning our future growth in two highly prospective regions.

We have a strong asset base in Québec where there are opportunities for organic growth at our Val d'Or operations from future exploration and development, and also from consolidation of other mining operations and advanced development projects where there are synergies with our current operations.

An independent NI 43-101 technical report last November established that the present ore reserve of 857,000 ounces of gold will sustain operations for approximately 10 years at current production levels. Development of total resources of four million ounces of gold into reserves should ensure longevity of the Sigma-Lamaque Complex given the



known geology of the Abitibi Gold Belt and its prolific production history and future potential.

We are also focusing on Peru for our future growth. We took some major initiatives this year when we acquired a dormant gold mine and other concessions. There are many untapped opportunities in Peru where we believe we can acquire ounces of gold in resources at lower valuations than in North America.

Our management team has established a niche and a reputation in the mining industry for its ability to identify, evaluate, structure and negotiate deals on highly attractive terms that should create superior shareholder value in the long term.

Outlook

We believe the outlook for our Company is excellent based on the significantly improved operating performance of the Sigma Mine; a balance sheet that should soon be free from long-term debt; and superior opportunities for growth in Québec and Peru.

In conclusion, I would like to thank all of our stakeholders for their continuing support and confidence in our management team as we have largely overcome the start-up challenges at the Sigma Mine.

Our Company is fortunate to have an experienced Board of Directors, and a dedicated and talented management team and workforce who believe in the future success and prospects of the Company.

On behalf of the Board of Directors.

"Margaret M. Kent"

Chairman, President & CEO



CENTURY MINING CORPORATION

May 7, 2007

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

RISKS ASSOCIATED WITH THE MINING INDUSTRY

PRELIMINARY NOTES

INCORPORATION OF FINANCIAL STATEMENTS

Incorporated by reference into this Annual Information Form ("AIF") are the consolidated financial statements of the Company for the fiscal years ended December 31, 2006 and 2005, which are available for review on the SEDAR website located at www.sedar.com,. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

NI 43-101 TECHNICAL REPORTS REFERRED TO IN THE AIF

The following reports have been used in the preparation of the AIF, and are used with consent of the authors. All are available on www.sedar.com.

Tracy J. Armstrong, P.Geo. of T.J. Armstrong Geological Consulting Inc., an independent "qualified person" for the purposes of NI 43-101, is the author responsible for the preparation of a technical report dated September 30, 2004, entitled "Sigma-Lamaque Complex" ("Armstrong 2004").

George A. Armbrust, PhD., Robert L. Sandefur, P.E., and Kenneth L. Meyer of Chlumsky, Armbrust and Meyer, LLC, each an independent "qualified person" for the purposes of NI 43-101, are the authors responsible for the preparation of a technical report dated November 29, 2005, entitled "Technical Report, Sigma-Lamaque Complex, Québec, Canada" ("Armbrust 2005").

George Cavey, P.Geo. of Orequest Consultants Ltd. and David Gunning, P.Eng., each an independent "qualified person" for the purposes of NI 43-101, are the authors responsible for the preparation of a technical report dated April 24, 2003, entitled "Summary Report on the Ladner Creek Property, New Westminster Mining Division, Hope, British Columbia" ("Cavey 2003").

Fred Barnard, PhD of Chlumsky, Armbrust and Meyer, LLC an independent "qualified person" for the purposes of NI 43-101, is the author responsible for the preparation of a technical report dated March 19, 2007, entitled "Technical Report, San Juan Property, Arequipa Department, Peru" ("Barnard 2007").

DATE OF INFORMATION

All information contained in this AIF is as of December 31, 2006, unless otherwise stated.

FORWARD LOOKING STATEMENTS AND INFORMATION

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements and information. This AIF contains forward-looking statements and information relating to the business and affairs of the Company. Such statements and information reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information. Important factors are identified in this AIF under the heading "Risk Factors". Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

CURRENCY EQUIVALENTS

The rate of exchange on December 31, 2006, as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals Canadian $1.1653.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company's accounts are maintained in Canadian dollars.

GLOSSARY OF TERMS

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

adit	A horizontal passage from the surface into a mine
Ag	Silver
AIF	This Annual Information Form of the Company for the fiscal year ended December 31, 2006.

alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
anomalous	Departing from the expected or normal
anomaly	A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value
Au	Gold
breccia	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix
CIP	Carbon-in-pulp, a precious metal leaching technique in which granular activated carbon particles much larger than the ground ore particles are added to the cyanidation pulp after the precious metals have been solubilized. The activated carbon and pulp are agitated together to enable the solubilized precious metals to become absorbed onto the activated carbon. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.
CBCA	Canadian Business Corporations Act
Century	Century Mining Corporation (formerly Saxony Explorations Ltd.)
Century Mining Finance or Century Finance	Century Mining Finance Corporation
Century Mining Peru, or Century Peru	Century Mining Peru S.A.C.
CIL	Carbon-in-leach
Common Shares	The common shares without par value in the capital stock of the Company
Company	Century Mining Corporation (formerly Saxony Explorations Ltd.)
Company Act	*Company Act,* R.S.B.C. 1996 c.62, as amended
contained ounces	The ounces of gold in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process
Cu	Copper

3

deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved.
development	The preparation of a mineral deposit for commercial production, including installation of plant and machinery and the construction of all related facilities
dike	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks
dip	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
Director	A member of the Board of Directors of the Company
disseminated	Fine particles of mineral dispersed throughout the enclosing rock
epithermal	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth's surface and in the temperature range of 50-200° C, occurring mainly as veins
exploration	The prospecting, diamond drilling and other work involved in searching for orebodies
Fiscal Year	The fiscal year of the Company, which fiscal year ends on December 31 in each calendar year
ha	Hectares
g/t	Grams per metric tonne, which is equal to parts per million (ppm)
grade	A particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

indicated mineral resources	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resources	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusion	The process of the emplacement of magma in pre-existing rock, magmatic activity, or the igneous rock mass so formed
informales	Spanish word referring to artisanal, or informal miners
intrusive	Of or pertaining to intrusion, both the process and the rock so formed
Juneau Gold Property	The ten claim groups located in the Juneau area of Alaska consisting of the Treadwell/Douglas Beach, Yakima, Bessie, Patton, Peterson, Dream, Sweetheart and Gold Fork properties and the Eagle River and Alaska Empire Mines
Karst	Karst Investments LLC (formerly Kent Burns Group LLC)
quimbeleti	A method of milling that uses a large shaped rock with a plank fastened to the top.A man stands on either end of the plank and moves the rock backward and forward in a teeter-totter fashion to crush ore placed beneath the rock by a third man.
Km	Kilometers
lineament	A linear topographic feature of regional extent that is believed to reflect crustal structure
m	Meters
McWatters	McWatters Mining Inc.

measured mineral resources	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mesothermal	Said of a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200-300°C
mill	A plant where ore is ground to a fine size and undergoes physical or chemical treatment to extract the valuable minerals
mine operating cash flow	A calculation that includes all precious metal revenues minus the total cash costs incurred directly at the operating mine related to the production and operation of the mine (including mining, milling, plant, technical services and administration but excluding corporate costs)
Minera Chorunga	Minera Chorunga S.A.A.
mineralization	The concentration of metals and their chemical compounds within a body of rock
NI 43-101	The Canadian Securities Administrator's National Instrument 43-101: *Standards of Disclosure for Mineral Projects*
NSR	Net smelter return, which is a royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less the cost of refining at an off-site refinery and related costs
Network	Network Enterprises Limited
open-pit	A mine, or a mining operation or a pit that is entirely on the surface
ore	A natural aggregate of one or more minerals which, at a specified time and place, may be legally mined and sold at a profit, or from which some part may be profitably separated
ounces	Troy ounces
opt	Troy ounces per short ton
Pb	Lead

probable mineral reserves	The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven mineral reserves	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
ramp	An inclined underground tunnel which provides access for exploration and mining or a connection between levels of a mine
reclamation	The process by which lands disturbed as a result of mining activity are restored to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.
recovery	The proportion of valuable material obtained in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
reserves	The economically mineable part of a measured or indicated mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A reserve includes diluting materials and allowances for losses that may occur when the material is mined.
resources	Concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
SAG	Semi-autogenous grinding
SGF	S.G.F. Mines, Inc.

San Juan	San Juan Gold Mines S.A.A.
shaft	A vertical or semi-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock
Sigma-Lamaque Complex	The mining operations formerly owned by the Sigma-Lamaque Limited Partnership, consisting of the Sigma and Lamaque underground mines, the Sigma open-pit mine, the Lamaque open-pit mine and the Sigma mill located in Abitibi County, east of Val-d'Or, Québec
Sigma-Lamaque Limited Partnership	The Sigma-Lamaque Limited Partnership created under the laws of Québec, which was wholly owned by McWatters, and which held an effective 100% interest in the Sigma-Lamaque Complex
Sigma Mine	The open pit mine operated by the Sigma-Lamaque Limited Partnership and later acquired and successfully operated currently by the Company
silicified	Any rock to which silica has been added
stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined
strike	The direction taken by a structural surface
stringer	A mineral veinlet or filament, usually one of many, occurring in a discontinuous subparallel pattern in host rock
sulphide	A mineral compound characterized by the linkage of sulphur with a metal, such as galena (PbS) or pyrite (FeS_2)
TSXV	TSX Venture Exchange
tailings	The material that remains after all metals considered economic have been removed from ore during processing
tailings pond	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore
Tamerlane	Tamerlane Ventures Inc.
ton	Short ton of 2,000 pounds
tonne (t)	A metric tonne (1,000 kilograms)

vein A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock

Zn Zinc

CONVERSION TABLE

METRIC SYSTEM	**IMPERIAL SYSTEM**
1 meter (m)	3.2808 feet (ft)
1 kilometer (km)	0.6214 mile (mi)
1 gram (g)	0.0322 troy ounce (oz)
1 kilogram (kg)	2.2046 pounds (lbs)
1 tonne (t)	1.1023 tons (t)
1 gram/tonne (g/t)	0.0292 ounce/ton (oz/t)

CENTURY MINING CORPORATION

Annual Information Form

CORPORATE STRUCTURE

NAME AND INCORPORATION

The Company was incorporated under the Company Act on May 14, 1985. Names used by the Company and the period are:

Pacific Viking Resources Inc.	May 14, 1985 through February 18, 1988
International Viking Resources Inc.	February 19, 1988 through November 12, 1992
Saxony Explorations Ltd.	November 13, 1992 through June 19, 2003
Century Mining Corporation	June 20, 2003 through the present

On July 22, 2004, the Company was continued under section 187 of the CBCA.

The Company's management offices are located at 441 Peace Portal Drive, Blaine, WA, 98230, U.S.A. The Company's registered office is BCE Place, 181 Bay Street, Suite 2500, Toronto, ON M5J 2T7, Canada.

INTERCORPORATE RELATIONSHIPS

The Company has a 100% interest in each of the following five subsidiary companies:

- Century Mining (U.S.) Corporation (incorporated in Washington State, U.S.A.),
- 6275044 Canada Inc. (incorporated under CBCA),
- 6275061 Canada Inc. (incorporated under CBCA),
- Century Mining Peru S.A.C. (incorporated under the laws of Peru), and
- Century Mining Finance Corporation (incorporated in Ontario).

Through its Century Peru and Century Finance subsidiaries, the Company also holds 82.6% of San Juan Gold Mines S.A.A. (incorporated under the laws of Peru).

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

The Company is in the business of gold mining, including the acquisition, exploration, development, and mining of mineral resource properties.

The Company has a 100% interest in, and operates, the Sigma Mine located in Val-d'Or, Québec, which assets were acquired in September of 2004 along with the Sigma – Lamaque Complex and various exploration properties.

The Company acquired an option to earn a 70% interest in the Carolin Mine in September, 2004, which is located in British Columbia, from Tamerlane Ventures Inc., a company with some common officers and directors. The Company has since earned its interest and has the right to buy up to 100% in the property, and has optioned this interest to Module Resources Inc., a company with a common officer.

During 2006, the Company incorporated two wholly owned subsidiaries, Century Mining Peru., and Century Mining Finance. Century Mining Peru acquired a 60% controlling interest in San Juan in May of 2006. The issuance of additional shares to Century Finance upon forgiveness of debt established the consolidated Century Mining position of 82.6% in December 2006. Century Mining Peru leases 100% of the mining concessions from San Juan under a 50 year lease, pursuant to which it operates the concessions.

In March 2006, the Company incorporated Century Mining Peru based in Lima and acquired the 5,000 hectare Colina Dorada mining claims in the district of Piura, Peru.

In April 2006, the Company incorporated Century Mining Finance Corporation under the laws of the Province of Ontario as a financing vehicle.

On April 28, 2006 Century Finance paid US$2.5 million to Banco Wiese Sudameris to acquire approximately US$10.0 million of debt plus approximately US$4.8 million in accrued interest owed by Minera Erika S.A.A. ("Minera Erika") and secured by the majority of the mining concessions owned by San Juan and Minera Chorunga S.A.A. At the time, Minera Erika was in default on the debt, and had no ability to pay.

In May 2006, the Company, through Century Peru, acquired a 60% controlling interest in San Juan from the owners and secured creditors. The remaining 40% interest was owned by the existing and past labour force. As consideration for the share purchase, Century Peru paid a total of US$2.0 million in cash and 1,000,000 common shares of the Company.

Century Peru directly acquired 11 more contiguous concessions, known as the Bon Chance concessions, and certain additional concessions directly from the former owner of Minera Erika which increased the total area purchased to approximately 22,000 hectares.

11

In June 2006, San Juan granted Century Peru a 50-year mining and operating lease covering all of the San Juan claims. This lease allows Century Peru to operate the San Juan gold mine and carry out exploration work on the concessions. All gold produced from the San Juan concessions is 100% attributable to Century Peru's account. Century Peru is responsible for funding all future capital, operating, and exploration expenditures on the mining concessions. San Juan will receive a 10% net profit interest from gold production at the mine after recovery by Century Peru of capital, operating, exploration and management expenses.

In December 2006, Century Finance exchanged $10M in the Minera Erika debt secured by the San Juan concessions for 124,200,608 shares in San Juan, raising the Company's overall interest in San Juan to 82.6% from 60%, leaving the remaining 17.4% interest in San Juan in the hands of the past and present workforce. Following this transaction, an 82.6% share of any net profit interest payment made to San Juan will be attributable to the Company, and 17.4% will be attributable to the workers.

In May 2007, Century Mining Finance and Century Mining Peru signed agreements to purchase Mina Rosario de Belen, an operating gold and silver mine located in northern Peru, including all associated concessions and other operating equipment. Mina Rosario de Belen began operations in February 2007 as an open-pit heap leach mine with an initial and expandable ore processing capacity of 5,000 tonnes per day. The purchase price for this acquisition is US$19.5 million and 1,500,000 common shares of Century (subject to regulatory approval), and a 1.5% NSR royalty to the sellers.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company's principal assets are in Canada and Peru and consist of the Sigma-Lamaque Complex and an 82.6% controlling interest in San Juan in Arequipa Province, Peru.

THE SIGMA-LAMAQUE COMPLEX

Characteristics common to both the operations of the Sigma open pit and the Lamaque underground are discussed first. Characteristics specific to one or the other are discussed subsequently.

Property Description and Location

The Sigma-Lamaque Complex is located at the eastern limit of Val-d'Or in northwestern Québec. The Sigma-Lamaque Complex covers a total area of 933 hectares and comprises all or part of five mining concessions and 11 mining claims, all of which are located in Bourlamaque Township, and includes the Sigma and Lamaque underground mines, the Sigma open-pit mining operation, the Lamaque open-pit mine and the Sigma mill. The Sigma underground mine and the Lamaque open-pit mine are not currently in production. Ore is being mined from the Sigma open-pit mine. The Lamaque underground mine is reopening after receiving its final environmental permit in April 2007.

Access, Climate, Local Resources and Infrastructure, and Physiography

The Sigma-Lamaque Complex is situated within the city limits of Val-d'Or, Québec, Canada, 500 km northwest of Montreal and within the Bourlamaque Township, Province of Québec. The Sigma pit is located 2 km east of the center of the town of Val-d'Or on Route 117, on NTS Map Sheet 32C/04, at latitude 48 degrees 06'N and longitude 77 degrees 45'E. The Lamaque main shaft lies approximately 450 meters southwest of the Sigma operations. The town is accessible from the national road network; commercial flights are available on a daily basis at the local airport. A Canadian National Railway line crosses the northern part of the property. The climate of the Val-d'Or area is temperate with warm summers, cold winters, and low average precipitation. Mining continues around the clock, all year long. The area is well served by the existing infrastructure and a large pool of experienced mine personnel is available, as well as an excellent base of suppliers and manufacturers for the mining industry. The regional landscape is typical of the Abitibi lowlands, with small rolling hills and widespread swamps, and mixed forests of broadleafs and conifers.

Ownership and Mineral Rights

Century Mining directly owns all or part of five mining concessions and 11 mining claims as listed below:

Sigma-Lamaque Complex
Mining Claims and Concessions – Bourlemaque Township, Range L13
March 2007

Sigma Mining Titles	Area in Hectares	Category of Title
3471885	17.30	Mining Claim
3505741	14.80	Mining Claim
3505742	16.00	Mining Claim
3505743	18.30	Mining Claim
3694501	19.40	Mining Claim
3694502	13.60	Mining Claim
3694503	18.40	Mining Claim
3694504	11.20	Mining Claim
3694505	17.50	Mining Claim
4702011	.50	Mining Claim
CM272	389.71	Mining Concession
CM318	197.16	Mining Concession
BL137	41.58	Rental Lease for pond
TOTAL SIGMA	**775.45**	
Lamaque Mining Titles		
1348124	1.00	Portion 1 of mining claim
CM264PTB	133.83	Part of mining concession
CM264PTC	18.00	Part of mining concession
CM314PTB	3.78	Part of mining concession
TOTAL LAMAQUE	**156.61**	
TOTAL PROPERTY	**932.06**	

13

The following diagram shows the concessions:



The claims and mining concessions described above are contiguous, and all mining titles are held by the Company. On March 29, 2006 the Company reached an agreement with SGF to buy back the only royalty on gold production from the Sigma-Lamaque Complex. The Company paid SGF $2.0 million in cash and issued 3.0 million common shares of Century to SGF at a deemed price of $1.50 per share in full settlement of past royalties due and owing and all future obligations.

The City of Val-d'Or was granted rights to a section of the surface area in the center of the Lamaque property that includes the head frames, mine buildings, and 100 meters of decline for the Cité de l'Or Mining Museum. These rights do not interfere with the operations of the Sigma-Lamaque Complex.

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History

Gold was discovered in the Val-d'Or area in 1923 in quartz veins on the Lamaque property. Following early underground development, exploration expanded to the north, resulting in the discovery of the Sigma veins in the fall of 1933.

SIGMA MINE DEVELOPMENT

Sigma Mines Limited, which was established as a subsidiary of Dome Mines Limited in 1934, commenced exploration and development on the Sigma veins in 1933 by sinking an inclined shaft to the 5th level. During 1936, a new production shaft was completed to the 8th level with production commencing in 1937 at the rate of 600 tonnes per day. The main shaft was eventually deepened to the 25th level, and in 1959 an internal shaft was developed from the 23rd level to the 40th level.

In 1987, Dome Mines Limited merged with Placer Development Limited to form Placer Dome Inc. In 1994 Placer Mines acquired the Lamaque property from Teck Corporation.

McWatters acquired the Sigma-Lamaque Complex in September 1997 from Placer Dome, Ltd, with the exception of the surface rights on the Lamaque property which were subsequently acquired from Teck Corporation in October 1999.

The Sigma II open pit, which is located 20 kilometers east of the mine, was developed in 1984 to provide supplementary ore to the Sigma mill. In 1987, mine production increased to 1,400 tonnes per day at Sigma, and in 1995, the mill was expanded to 2,200 tonnes per day. The Sigma II property was purchased for its underground potential, and is currently on care and maintenance.

During 1998, the Sigma III open pit, located adjacent to the Sigma mill, was developed for production, and underground production was reduced. In the spring of 1999 underground production declined to 500 tonnes per day and surface production increased to 1,500 tonnes per day. Surface production came from the Sigma and Lamaque open pits, which was supplemented by material from the East Amphi open pit, twenty kilometres west of the mine.

The Sigma mill was upgraded to 3,000 tonnes per day in 2000 and from 3,000 to 5,000 tonnes per day with a CIP circuit in 2002, in order to accommodate lower grade ore sources.

LAMAQUE MINE DEVELOPMENT

Following the discovery of gold in quartz veins on the Lamaque property in 1923, early underground development was by inclined shaft, which resulted in the definition of a small resource by 1933. With the availability of electric power in 1934, Lamaque Gold Mines commenced production at 250 tonnes per day in 1935, and in 1963, became a wholly owned subsidiary of Teck Corporation. Milling capacity reached 2,100 tonnes per

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day in 1953, and this production rate was maintained up to 1973 when it was lowered to 1,800 tonnes per day until mine closure in 1985. Mine closure was a result of low gold prices which were US$317 per ounce at the time.

Exploration was undertaken following the shutdown in 1985. This work was focused on the #4 and #5 Plugs, which are small igneous intrusions. The mill building was demolished in 1992.

In 1994, a triangular-shaped sector of the Lamaque Property that adjoins the south boundary of the Sigma Mine property was acquired by Placer Dome Canada Limited from Teck Corporation. This underground property contains the #2 and #7 shafts, the declines, and 20 miles of underground workings. In April of 2007 this mine obtained the necessary environmental permits, and work has begun to reopen the workings.

SIGMA AND LAMAQUE OPERATIONS

The Main No. 7 Lamaque shaft is located 500 meters to the southwest of the old Sigma shaft, and it extends to a depth of 1,122 meters with the deepest working level at a depth of approximately 1,100 meters. Several of the Lamaque levels are connected to the Sigma underground workings. Both the Sigma and Lamaque Number 2 orebodies are hosted by the same lithologic units and structural systems. Following the acquisition of the Lamaque sector, several of the orebodies that occur on subparallel structures to the Sigma orebodies were developed and mined from Sigma extensions of underground workings.

With declining gold prices, which bottomed at US$253 per ounce in July 1999, underground mining at the Sigma-Lamaque Complex ceased in 2000.

In August of 2001 SNC-Lavalin completed a feasibility study for McWatters supporting a large open pit operation over the Sigma underground workings (SNC-Lavalin, 2003). Development of a large open-pit operation commenced with removal of overburden in late November 2002. Ore processing began in early 2003.

From January to September 2003, the Sigma mill reported production of 948,203 tonnes at an average grade of 1.65 g/t Au. The operation never reached commercial production (defined as 60 percent capacity for a period of 90 consecutive days), and McWatters ceased all operations in October of 2003.

ACQUISITION BY CENTURY

In September 2004, the Company purchased the Sigma-Lamaque Complex. The purchase price, consisting of cash, shares, and debt assumption, totaled C$26.7 million.

In addition to acquiring the above-mentioned assets, Century acquired a package of six additional exploration properties in the region from McWatters Mining, Inc.

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Funding for the Sigma Mine acquisition and start-up was provided by C$8.5 million of 10% convertible debenture issue and a C$2.6 million non-brokered private placement. The last of the convertible debentures was converted to Company shares in March 2006.

In February 2005, Century commenced work at the Sigma-Lamaque Complex. Cleanup activities began removing existing muck piles in the pit, which were hindering RC (reverse circulating) drilling operations. In March the mill was restarted, and bulk sampling operations began. Century achieved its bulk sampling target of 250,000 tonnes treated in mid-May 2005. In May 2005, the Company began commercial production.

The tonnes, average grade and recovered gold from the Sigma-Lamaque Complex since 1935 are shown below. Total recovered gold is 9,305,058 ounces.

Historical Production from the Sigma-Lamaque Complex

Period	Tonnes	Grade (g/t Au)	Recovered Oz of Gold
Historical 1937 to August 1997 – Sigma	23,435,000	5.76	4,341,000
Historical – 1935 to 1985 - Lamaque	24,200,000	5.81	4,550,000
McWatters Sept 1997 to 2003	3,724,000	2.24	268,000
Century to December 31, 2005	1,190,000	1.64	61,152
Century to December 31, 2006	1,188,000	1.61	70,401
Century to March 31, 2007	317,188	1.52	14,505
Total Production	**54,054,188**	**5.35**	**9,305,058**

Geology

The Sigma-Lamaque Complex is located in the southeastern segment of the Archean Abitibi Belt in the Superior Province of the Canadian Shield. The Abitibi Belt is underlain predominantly by a supracrustal assemblage of ultramafic to felsic volcanic rocks and narrow belts of clastic sedimentary rocks, which are intruded by plutonic rocks of dominantly dioritic to tonalitic composition (Figure 7-1)

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LOCATION MAP
Cambior-Aurizon
Geant-Dormant
Newmont-Harker Holloway
Barrick-Holt McDermott
Placer Dome
Dome
Kinross
Pamour
Porcupine
Break
Horne
Agnico-Eagle
La Ronde
Kirkland Lake
Cadillac
Break
Kerr
Addison
Cambior
Doyon
SIGMA-LAMAQUE
Ontario
Quebec
>3 M oz Au Gold Mine
<3 M oz Au Gold Mine
SIGMA-LAMAQUE
Abitibi Belt
Pontiac Group
Major Break
ABITIBI GREENSTONE BELT SHOWING GOLD DEPOSITS
AND SIGMA- LAMAQUE PROPERTY

Figure 7-1
Regional Geology of the Abitibi Greenstone Belt

The regional easterly-trending Cadillac Break separates the supracrustal assemblage of rocks from younger sedimentary rocks of the Pontiac Group to the south.

The Sigma-Lamaque Complex quartz vein systems are developed within massive to pillowed, pyroclastic andesitic to basaltic volcanic rocks that are cross-cut by an irregular body and apophyses of massive coeval dioritic feldspar porphyry, referred to locally as C-porphyry. These lithologic units have been folded and are, in turn, intruded by a swarm of narrow easterly-trending feldspar porphyry dykes, referred to as G-Dykes, and dioritic-tonalitic intrusive plugs. This assemblage is structurally disrupted by steeply-inclined easterly trending shear zones that host gold-bearing quartz veins. Several subvertical, north-south, post-mineral diabase dykes are also present.

The Sigma vein system, which includes the Lamaque No. 2 Mine area, occurs within a 400-meter wide corridor bounded by the North and South Shears. At surface within this corridor a lozenge-shaped pattern of G-Dykes is cut by numerous sub-parallel ductile shear zones containing quartz-tourmaline veins with related tension fractures normal to the shear attitude.

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The Lamaque vein system occurs within a narrow easterly-trending set of subparallel shear zones that contain quartz-tourmaline veins and associated tensional vein stockworks, which are best-developed in and adjacent to steeply plunging chimney-like dioritic-tonalitic intrusive plugs.

Ore structures which are hosted by the more ductile volcanic rocks tend to be more restricted than those in the more competent, brittle C-Porphyry and diorite-tonalite plugs. As a result, the ore zones which are hosted in the more brittle rocks are commonly larger and more extensive than those developed in ductile rocks.

Gold mineralization typically occurs as native gold within quartz-tourmaline veins and less commonly with sulphides and minor scheelite. Four types of veins can be distinguished, based on their host rock associations and geometries:

1. Steeply to moderately dipping fault-fill veins within shear zones;
2. Sub-horizontal extension veins, referred to as flats;
3. Networks of sub-horizontal extension veins hosted within the G-dykes, referred to as dyke stringers; and
4. Moderately north-dipping extensional-shear veins, referred to as North dipper veins. At Lamaque, the shears comprise a moderately south-dipping set and a moderately north-dipping set.

Two phases of hydrothermal alteration were developed as envelopes around the veins (referred to as cryptic alteration), which are characterized by progressive replacement of epidote, biotite and chlorite by carbonate and minor sericite within envelopes up to three meters wide around veins. The second phase of hydrothermal alteration, which is megascopically visible, is developed as a 1 to 5 centimeter-wide bleached envelope around veins. These narrower envelopes overprint the wider cryptic alteration zones. This phase of alteration involves complete destruction of chlorite and biotite, which are then replaced by albite, carbonate and minor sericite.

Quartz veins commonly contain locally abundant tourmaline, lesser amounts of pyrite and gold, and minor pyrrhotite and chalcopyrite. Gold is predominantly in the native form and occurs as individual grains, coarse aggregates, and seams. These minerals also occur within altered wall rock, where gold is related to the second phase of hydrothermal alteration. It is associated with thin quartz-tourmaline veinlets, wispy fractures and sulfide grains, and occurs as disseminations, coatings, and fracture fillings within secondary pyrite, pyrrhotite, and chalcopyrite.

Mineral Resources and Reserves

The database used for the current resource and reserve estimates at the Sigma Mine has been assembled from results of surface core and reverse circulation (RC) drilling, underground drilling, and extensive channel sampling in underground workings. These data were collected over the period from the early 1930s to the RC drilling completed by Century through May 31, 2005.

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The drilling database contains 8,150 drill holes comprising 122,298 individual assay samples. Assays from a total of 13,126 underground channel samples, called moil samples, are also available.

At least 10 resource estimates were completed between 1999 and 2003 by previous owners and their consultants for the purpose of developing open pit mining plans at the Sigma-Lamaque Complex. These estimates initially comprised polygonal longitudinal, polygonal sectional, and inverse distance 3-D solids models, and in later years, geostatistical models.

After Century acquired the property a reverse circulation (RC) drill was purchased and a drilling program commenced in October 2004. RC drilling was carried out using a crawler mounted Ingersol DM45 hydraulic rotary head drive drill rig. As of May 31, 2005, a total of 64,755 feet had been drilled, at an average of 266 feet per day.

In October 2004, Century initiated a comprehensive in-pit exploration and sampling program in order to validate the Sigma resource model and develop procedures for short-term planning and grade control. In February 2005, cleanup activities began by removing existing muck piles in the pit, which were hindering drilling operations. In March 2005 the 5,000 tonne per day mill was restarted. As part of this program, Century Mining conducted a 250,000 tonne bulk sample program that commenced on March 17, 2005 and ended on May 24, 2005. During this period of time, known ore blocks that were defined from RC drilling were mined and processed through the Sigma mill. A reconciliation of these mined and processed ore blocks has resulted in the creation of a dilution factor which the Company currently uses as a "mine call factor". It is this dilution/mine call factor that the Company has used in the calculation of its open pit reserve estimates. The relatively close-spaced RC drilling completed by Century has helped to unravel the complex distribution of these veins and the 250,000 tonne bulk sample has allowed for the development of the dilution/mine call factor that is currently being used. This call factor is currently 33 percent.

Reserve Estimation by Century

The mineral reserve estimate is based on the measured and indicated mineral resources as estimated by Century that satisfy cutoff grade parameters for the pit design, with reference to the Armstrong 2004 NI 43-101.

Century based its estimate of mining dilution and mining and plant recoveries on a reconciliation between predicted and actual results during its bulk sampling program and, to some extent, on results from the previous operators of the mine and plant. Further to this, the plant recoveries have been confirmed with actual operating results for the 2006 operating year.

A comparison of reverse circulation, historical drilling data and actual bulk sample data suggest a high dilution factor/mine call factor for surface resources. Resource estimates used for reserve estimates were therefore diluted by 33 percent, which comprises a combination of internal and external dilution.

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The operating costs, recoveries, and pit design constraints used for mineral reserve estimation and open pit optimization are obtained from actual operating results. A Lerchs-Grossman algorithm was utilized to optimize the pit. This algorithm provided a basic pit shape that serves as the basis for final pit design. The algorithm floats an economic cone over all blocks in the 3-D block model to determine what mineralized material can be mined and processed economically.

The break-even cutoff grade (BCOG) was established in 2004 as 0.85 g/t Au, and in 2006 was dropped to 0.5 g/t as a result of robust gold prices. This cutoff represents the minimum grade for a block that can support all operating costs (mining, processing, G&A, and reclamation costs). These costs are used to generate the pit based on the measured and indicated mineral resources.

The tables below reflect mineral reserve estimates for different locations in the Sigma-Lamaque Complex, and have been updated where necessary for actual production subsequent to the creation of the Armstrong 2004 data.

Mineral Reserve Estimate – Sigma-Lamaque Complex Open Pit
(cutoff grade 0.5 g/t Au)
(as of December 31, 2006)

Category	Tonnes	Grade (g/t Au)	Contained Oz of Gold
Proven	8,781,000	1.53	431,900
Probable	7,540,500	1.25	303,000
Proven plus Probable	16,321,500	1.40	734,900

Mineral Reserve Estimate – West Plug Open Pit
(cutoff grade 0.5 g/t Au)
(as of December 31, 2006)

Category	Tonnes	Grade (g/t Au)	Contained Oz of Gold
Proven	—	—	—
Probable	1,170,000	2.27	85,400
Proven plus Probable	1,170,000	2.27	85,400

The total additional open pit resources outside the Sigma pit are shown below.

Residual Resources Sigma-Lamaque Complex
(as of December 31, 2006)

Category	Tonnes	Grade (g/t Au)	Contained Oz of Gold
Measured	2,173,100	2.24	156,500
Indicated	2,322,500	2.15	160,500
Inferred	14,296,900	1.91	875,700

In addition to the surface resources at the Sigma pit, the Sigma-Lamaque Complex contains additional resources outside the confines of the surface Sigma operation. In

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September of 2004, Century commissioned Ms. Tracy J. Armstrong, P.Geo, an independent qualified person under NI 43-1010, to update the NI 43-101 for these resources. As no additional information has been generated since the writing of Ms. Armstrong's report, these resources remain unchanged as follows:

Additional Resources at Sigma-Lamaque Complex
December 31, 2006

Category	Sigma-Lamaque Underground (cutoff grade undefined)			Lamaque Surface (West Plug) (cutoff grade 0.5 g/t Au)		
	Tonnes	Grade (g/t Au)	Contained oz of Gold	Tonnes	Grade (g/t Au)	Contained oz of Gold
Measured	772,000	5.36	133,000	—	—	—
Indicated	3,151,000	4.91	497,000	—	—	—
Measured + Indicated	**3,923,000**	**4.99**	**630,000**	**—**	**—**	**—**
Inferred	10,101,000	5.26	1,708,000	440,000	2.24	32,000

(after Armstrong, 2004)

Mining

The mining method for the Sigma open pit consists of conventional open pit methods from the surface utilizing an internal ramp system to provide access at depth. The Sigma open pit is split up into six phases of mining as indicated below:

1. South central portion of pit
2. West end of pit
3. Northwest end of pit
4. Southwest end of pit
5. Northeast end of pit
6. East end of pit

The main access ramp runs west along the north side of phases 6 and 3 before turning back east and ramping down through phases 2 and 1. The pit is currently three hundred and fifty feet below the natural surface topography.   The operation uses Komatsu trucks ranging in size between 50 and 100 metric tons, while being loaded by Komatsu excavators sized between 5 and 12 cubic yards. The operation maintains narrow vein ore control by drilling with Sandvik Pantera drills on a ten by ten foot grid and spacing to a depth of 15 feet in ore and 30 to 45 feet in waste. Ore zone definition is further refined by the use of a Cubex RC drill that facilitates the technical department's monthly operational plans and reconciliations. Komatsu excavators selectively extract the ore which is hauled to the jaw crusher. This ore is pre-sorted before entering the facility's mill. The mid-grade material is stockpiled on the crusher pad while the low grade material is stockpiled nearby the crusher area. The waste is hauled to the north and east ends of the property for disposal. The operation also includes a number of support machines consisting of dozers, a loader and a grader. The Sigma pit is maintained by a separate mobile equipment maintenance crew with complete in-house facilities on the east end of the pit.

Metallurgical Plant Circuit

Ore is transported by rear dump haulage trucks from pit mining operations and dumped directly into a 150-tonne capacity receiving hopper. Ore is withdrawn from the hopper by a variable speed drive vibrating grizzly. Oversize material is reduced by a jaw crusher to 80% < 150 mm. Grizzly undersize and crusher discharge are transported by a discharge conveyor to a stacker conveyor which transfers the rock to a 6000 tonne live external stockpile. Crushed ore is measured by a belt scale mounted on the stacker conveyor.

Ore is withdrawn from the external stockpile through an underground tunnel equipped with three variable speed apron feeders at a rate of 225 tonnes per hour. Ore is then transported to a SAG mill by belt conveyor. A belt scale is mounted on the SAG mill feed conveyor to control the feed rate.

Primary grinding occurs in a 26-foot diameter SAG mill in a closed circuit with a horizontal vibrating screen. SAG mill discharge is pumped to a horizontal vibrating screen for sizing. Screen oversize is returned by gravity to the SAG mill feed chute for re-circulation.

Screen undersize is combined with discharge from secondary grinding and pumped to a common primary cyclone cluster. Cyclone overflow is directed to a trash screen, and underflow discharges by gravity into two ball mills installed in parallel for further size reduction.

In September 2006 Century installed a conveyor that feeds SAG mill discharge oversize directly to a rod mill thus allowing increased mill throughput. Screen oversize normally fed back to the SAG mill is replaced by new material with a net increase in plant throughput. Further work is underway to feed the rod mill separately from the SAG mill. This approach will allow Century to maximize mill capacity and process the Lamaque ore more efficiently.

The ball mills operate in a closed circuit with the cyclone cluster, reducing material to 90 percent passing 74 microns. Underflow from two cyclones is diverted to two Knelson concentrators installed in parallel for coarse gold recovery.

The primary cyclone overflow is pumped over a trash screen ahead of the thickeners. Trash screen undersize is pumped to a distributor box feeding two thickeners installed in parallel. Slurry density is then increased from ~36% solids to ~58% solids. A feed distribution box splits the feed equally between both thickeners. Thickener overflow is diverted to a mill solution tank for recirculation into the mill and grinding circuit.

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Thickener underflow streams are pumped to a common pumpbox and then forwarded to the first cyanide leach tank. The cyanide leach circuit consists of five mechanically agitated tanks in series, providing approximately 24 hour slurry residence time. Cyanide and lime are added as required to the grinding circuit, and compressed air is sparged into each cyanide tank under the agitator in order to maintain the dissolved oxygen level.

From the cyanidation circuit the slurry discharges by gravity to the CIP circuit. The CIP circuit consists of seven mechanically agitated tanks in series, providing for a residence time of approximately six hours. Activated carbon is added to the CIP circuit to provide a carbon concentration of ~30 g/l. Slurry containing loaded carbon from the first CIP tank is pumped to a vibrating screen. Water spray washes the carbon as it passes across a loaded carbon screen. Washed carbon then discharges by gravity to a loaded carbon screen, and is then pumped to a carbon stripping circuit using a recessed impeller pump.

The stripping circuit includes a carbon acid wash tank, stripping vessel and carbon regeneration facilities. Reactivated carbon is quenched, transferred periodically to a carbon sizing screen and stored in a reactivation carbon tank. The reactivated carbon is returned to the last CIP tank by a horizontal recessed impeller pump as required.

Gold is recovered from the pregnant strip solution using an electro-winning cell fitted with stainless steel mesh cathodes. Barren solution exiting the electro-winning is returned to a barren solution tank. Cathodes are removed from the electro-winning cell as required and dried. The dried cathodes are mixed with flux and then smelted to recover gold bullion (Figure 10-1).

Figure 10-1
Mill Flow Sheet

Plant Recoveries

The estimated plant recovery used for planning is 95 percent. Average gold recoveries obtained in the plant by Century by quarter during the period July 2005 through December 2006 are as follows:

Plant Recoveries	
Quarter	**Recovery (%)**
Q 3 2005	95.1
Q 4 2005	95.4
Q 1 2006	94.1
Q 2 2006	95.4
Q 3 2006	96.1
Q 4 2006	94.1

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Sampling

Feed, tails and CIP slurry are auto sampled every 12 hour shift at minimum 20 minute intervals. The solids are filtered, washed (to prevent any gold solution from drying on the solids) and the filtrate is also conserved for analysis. Loaded and stripped carbon solids, and stripped carbon solutions are taken for each gold strip cycle to evaluate ounces in the gold pour. Bullion is also assayed prior to shipping in order to evaluate gold, silver and impurity content prior to re-smelting by the refiner. The mill circuit is assayed weekly for inventory purposes (gold in circuit) and at the calendar day at the end of each month.

Assays

The Company's assay protocol consists of classic fire assays on one assay ton samples with atomic absorption finish and gravimetric finish on higher grade material (bullion & carbons), along with some metallic sieve analysis on free gold samples. Assays are performed in the Sigma laboratory under the direction of the chief assayer.

Quality Control

The assay lab uses certified quality control standards for fire assay – Rocklab Standards - including duplicates, blanks, fire assaying using atomic absorption standards and confirmation by gravimetric analysis. In addition, confirmation of results is performed by an outside lab, with 8 — 9 % of sample volume as quality control samples.

Security of Samples

Bullion samples are weighed prior to shipping to the assay lab and re-weighed upon reception and vice versa when returned. Results distribution lists are revised as required to add or delete members. Pulps are retained one week before elimination. Rejects are conserved only by special request. Inventory solids (carbons and pulps) are retained and stored for 1 year or longer.

Operating Statistics

The annual operating statistics and costs per tonne of ore for the Sigma open-pit mine are shown in the following tables.

Production data for 2006

Quarter	Tonnes Mined (mt)	Tonnes Milled (mt)	Recovery (%)	Au grade (g/t)	Au Produced (oz)
Q1	1,645,631	344,760	94.1	1.82	18,943
Q2	1,841,079	353,389	95.4	1.66	18,012
Q3	2,499,743	356,389	96.1	1.48	16,952
Q4	2,458,381	360,947	94.1	1.51	16,494
Total	**8,444,834**	**1,415,485**	**95.8**	**1.61**	**70,401**

Sigma Open Pit Production Costs 2006

Month	Mining Cost/ Ore Mined $/tonne	Mining Cost/ Tonne Waste Mined $/tonne	Overburden $/tonne	Gen OH/Admin $/tonne ore	Processing $/tonne ore
Jan	$ 2.22	$ 2.62	$ 1.00	$ 2.86	$ 9.82
Feb	$ 1.93	$ 2.33	$ 1.00	$ 3.33	$ 10.06
Mar	$ 2.25	$ 2.65	$ 1.00	$ 1.75	$ 8.59
Apr	$ 1.90	$ 2.40	$ 1.00	$ 2.76	$ 10.58
May	$ 1.43	$ 1.93	$ 1.00	$ 1.67	$ 9.13
June	$ 1.61	$ 2.11	$ 1.00	$ 3.80	$ 9.18
Jul	$ 1.22	$ 1.82	$ 1.00	$ 3.20	$ 10.17
Aug	$ 1.20	$ 1.80	$ 1.00	$ 2.73	$ 9.96
Sep	$ 1.16	$ 1.76	$ 1.00	$ 3.27	$ 7.86
Oct	$ 1.31	$ 2.01	$ 1.50	$ 2.67	$ 8.69
Nov	$ 2.25	$ 2.95	$ 1.50	$ 2.97	$ 8.59
Dec	$ 1.89	$ 2.59	$ 1.50	$ 4.42	$ 9.84
Average	**$ 1.63**	**$ 2.18**	**$ 1.13**	**$ 2.94**	**$ 9.36**

In March of 2006 Century placed purchase orders for 4 new Komatsu HD785-5LC 100 ton haul trucks for the site. These trucks were delivered in July and August with the final truck commissioned on site in September 2006.

Labour Relations

On November 28 2004, the Company ratified a collective agreement with Le Syndicat de les Mines Sigma (Québec) Ltee. The agreement is for a five year term and will remain in force until November 28, 2009.

In September 2006, with the intended commencement of underground activities, the Company and Le Syndicat ratified language and wage rates for the Lamaque underground mine and these became a part of the existing agreement.

In December 2006, according to the requirements of the original agreement, monetary issues were renegotiated and ratified by the Company and Le Syndicat.

Le Syndicat represents hourly paid employees at the Sigma/Lamaque Division which as of the 2006 year-end represented 217 employees eligible for the benefits provided by the agreement. Total employees at December 31, 2006 numbered 260.

Tailings Disposal and Permits

Work relating to the environment and to the raising of the tailings pond dams at the Sigma-Lamaque Complex was estimated in a study prepared in April 2001 by the prior owner-operator of the mines for the first four years of mine and mill production. The work added sufficient storage capacity to impound tailings at the concentrator's nominal production rate of 5,000 metric tonnes of ore per day. The Company is implementing this plan, which requires the tailings dam to be increased in height each summer, and is evaluating the requirements for future tailings impoundment beyond this four-year period.

Additionally, the Company has completed the mandated 5-year review of the reclamation plan, which includes the ongoing reclamation of waste dumps, contouring slopes at a 2:1 grade, capping with top soil, and re-vegetation with indigenous plants after the removal of structures. Total hectares of disturbed surfaces to be reclaimed is 448.57, and the open pit will be filled with water. The current cost estimate, using the government standard, is approximately $3.8 million.

LAMAQUE UNDERGROUND

LAMAQUE UNDERGROUND RESOURCES

The current underground resources at Sigma and at Lamaque, as contained in the NI 43-101 report dated September 30, 2004 entitled "Sigma-Lamaque Complex" by Armstrong, are as follows:

	Tonnes	Grade (g/t)	Contained Ounces
Resources			
Measured	772,000	5.36	133,000
Indicated	3,151,000	4.914	497,000
Total measured and indicated	**3,923,000**	**5.00**	**630,000**
Inferred	**10,101,000**	**5.26**	**1,708,000**

Table: John V. Tully & Associates, Inc., McWatters 2002 Reserve/resource Audit, as overwritten by Armstrong

Several of the ore blocks that are shown in the following cross-section are carried in the resource table shown above.



Sigma
Lamaque
Lamaque #2 Mine Shaft
Sigma Mill
S
Lamaque #7 Shaft
Lamaque Mine #2 Ramp
Sigma Open Pit
N
Lamaque Main Plug
Sigma Main Shaft
Level 18
1800 ft
Level 24
2400 ft
Level 36
3600 ft
Level 40
6000 ft
1
2
4
5
11
9
10
12
Sigma-Lamaque Boundary

LAMAQUE UNDERGROUND PERMITS

In 2002, the Lamaque underground permits were split off from the Sigma permits by McWatters. These permits were acquired as part of the purchase of the

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Sigma-Lamaque Complex by the Company. An application for permission to access the underground levels via the Lamaque decline and for subsequent access from the Sigma pit wall was prepared and filed with the Québec Ministry of Natural Resources on January 3, 2007. The application has been accepted, and the permit was granted in mid-April 2007.

ESTIMATED LAMAQUE UNDERGROUND PRODUCTION

Future production in ounces of gold from Lamaque is estimated by the Company as follows, based on estimated tonnes and grade.

2007	11,617
2008	20,000
2009	25,000

LAMAQUE UNDERGROUND PERSONNEL

In September, 2006, the collective bargaining unit at the mine reopened the existing 5-year contract negotiated December 2004 to include personnel working underground at Lamaque. The Company anticipates 2 shifts per 24 hours, 7 days a week, with rotating day and night shift. Estimated personnel expected to be involved in the Lamaque operation are:

2007	46
2008	99
2009	108

The organizational structure will have an Underground Superintendent reporting to the Sigma-Lamaque Complex General Mine Manager.

LAMAQUE UNDERGROUND DEVELOPMENT PLANS

During 2006, the Company accessed the Lamaque underground, finding water at level 1500. Ore blocks were drilled in preparation for the 2007 bulk sample, which will consist of 103,500 tonnes. All electrical and ventilation connections were established. The following equipment was purchased: two 10 ton trucks, one 1 yard LHD, and several jacklegs, stopers and slushers.

The first 30,000 tonnes mined will be used to establish mining costs with the expectation that some of the Lamaque resources can be reclassified as reserves.

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LAMAQUE UNDERGROUND PROPOSED MINING PLANS

The Lamaque underground mine is primarily a room and pillar operation, where the horizontal veins are mined using jackleg and stopers. The pillars have been designed to be sixteen by sixteen feet post pillars, with no more than thirty foot stope widths, and a height of no more than six feet, ensuring ground stability as the stopes are advanced. The Lamaque mining approach uses underground drift and fill, taking advantage of existing shafts and stopes wherever possible. Muck will be hauled by LHDs, trucks, and conveyors, and processed in the existing Sigma mill. The haul to the mill will use the current Lamaque decline on a temporary basis until access is developed out through the Sigma pit. Within 90 days after start up, a decline will be established from the Sigma pit wall to access the underground workings. This will allow Lamaque ore to be dumped in the Sigma pit and hauled to the mill with 100 ton trucks. Dewatering is not presently required; it will be undertaken when required to access lower levels. Underground water is currently being analyzed for use in the Sigma mill; excess water will be used in the mill, or routed to the Sigma underground. Waste will not be removed, but will be used as backfill in depleted or unused headings. When access is gained to the lower levels via dewatering, there are vertical vein structures which will be long-holed out to increase overall mine efficiency and profitability.

THE SAN JUAN GOLD MINE

Property Description and Location

The San Juan property is located in the Department of Arequipa, Peru, 70 kilometers northeast of the mouth of the Ocoña River near the town of Iquipi where the Chorunga River joins the Ocoña River. The San Juan Mine is centered at 73°00W' longitude and 15°52'S latitude in the district of Rio Grande, province of Condesuyos, Department of Arequipa.

San Juan is accessed from Lima by road via the South Pan-American Highway to kilometer 775 then by paved road to the Ocoña Bridge. The route then follows a narrow rocky road up the left bank of the Ocoña River to Iquipi, a distance of 70km. The road then turns up the Chorunga River for a further 10 km to San Juan.

The San Juan mine is located in the Chorunga valley at an elevation ranging from 700m to 800m and the elevation of the pampas area above the mine ranges in elevation from 1,500m to 1,600m. The gold veins outcrop on both the north and south faces of the east-west striking Chorunga valley and can be traced for kilometers in the pampas areas above the cliffs. The veins are thought to extend underneath the Chorunga valley which is more than 500m wide in the mine area.

Access, Climate, Local Resources and Infrastructure, and Physiography

The San Juan area is a desert with deeply eroded river valleys. The temperature ranges between 22^0C and 36^0C. The river valleys are farmed while the upper areas, called the pampas, are totally barren of any plant life.

The Ocoña River flows year-round being fed by water derived from the glaciers on the Coropuno volcano during most of the year. Rains in the highland northeast of the area in the summer months of January and February cause the rivers to rise with the Chorunga swelling from a small stream to a river at that time. Mine water is acquired from wells in the Chorunga valley.

The Pampas area is completely desert with no vegetation at all. A very fine volcanic dust forms a cover over the granodiorite in this area and forms a surface where roads can be made easily by bulldozer. The fine dust is often picked up by wind and the air is often hazy.

Power is provided by three diesel operated generators and four compressors for the mine facilities. The mine supports a hospital for the community with a doctor and two nurses and a police station with four policemen. The mine also has a saw mill for sizing its lumber. The mine supplies water and sewage to a large portion of the village of San Juan. The mine owns individual living quarters for the miners and several bunkhouses and a kitchen for temporary mine workers. The staff is housed in separate bunkhouses and has a separate kitchen.

Employees as of December 31, 2006 number 445. Skill levels for mining personnel are not high in the pool of potential workers in the Village of San Juan, although most have experience working underground.

The "*informale*" miners or artisanal miners are an important part of the economy of the area. They follow the surface expression of the gold veins in the area and mine the oxidized portions down to a depth of up to 60 feet. Century has made an agreement with the informal miners on its property to purchase and mill their production.

History

The history of the San Juan area, although unwritten, is long and goes back to pre-Incan time. The gold of the area is said to be known by the Incas and some of the gold obtained by the Spanish conquistadors is thought to have been mined by the Incas in the San Juan area.

The area has been mined by various mining groups since the early 1900s using quimbaletes. This method of milling uses a large shaped rock with a plank fastened to the top. Century has introduced a program by which it purchases the *informale* ore at a competitive rate to reduce the use of quimbaletes and the associated mercury pollution in the San Juan area.

It was not until the early 1970s that the mine installed a mill using cyanide and zinc precipitation. The original small mill was built up gradually with the ball mills being brought in pieces, from the end of the Cuno Cuno road, down a mountain trail by donkey. The mill finally ended up with a nominal capacity of 700 tonnes per day with the final circuit added being a carbon in pulp circuit, which scavenged the gold remaining in the tailings from the primary mill circuit.

Mineral Rights

The San Juan property contains 54 concessions covering 250 square kilometers and is owned by Century Mining Peru or San Juan.

The Company owns 82.6% of San Juan through its two 100% owned companies: Century Mining Peru, which owns 26.2% of San Juan, and Century Finance which owns 56.4%. In addition, Century Peru has acquired a 50-year lease to mine all metals on 100% of the San Juan property in return for a 10% NPI to San Juan. A total of 82.6% of the NPI will return to Century through its ownership in the company.

Geological Setting

The San Juan Mine is located in the mining district of San Juan de Chorunga of the Nazca-Ocoña metallogenic gold belt in the southern part of Peru. Metamorphic, igneous, volcanic and sedimentary rocks are exposed in this area, with ages ranging from Precambrian to Recent.

The stratigraphic column is composed of metamorphic rocks (Precambrian) and sedimentary and volcanogenic sedimentary rocks of Mid-Tertiary age. The Precambrian is represented by metamorphic rocks that are the basement of the stratigraphic sequence. These have been upthrust in a horst block and uncovered by the erosive action of the Ocoña River. The upper portion is represented by volcanic and volcanic-sedimentary rocks of Mid-Tertiary to Quaternary age.

The Mid-Tertiary to Quaternary age Yura Group rocks have been mostly removed by erosion from the Coastal Batholith in the San Juan area. The Yura Group is prominent in the San Juan area as it forms a cliff 2000 meters high along the south edge of the San Juan area.

Andean magmatism begins with the intrusion of hypabyssal rocks of Cretaceous age that intrude and metamorphose sedimentary rocks from Jurassic to Mid-Cretaceous age as well as the rocks of the Coastal Batholith. The intrusions form small bodies oriented north 30 to 40 degrees west following the Andean structural pattern.

The Bella Union Complex constitutes a series of small andesitic to dacitic bodies whose composition varies from aphanitic andesite to porphyritic dacite. It outcrops discontinuously along an axis of north 30 to 40 degrees west intruding metamorphic rocks of the Basal Complex and the Yura Group. These Hyabassal rocks have mineralized their contacts with the metamorphic and intrusive rocks of the Basal Complex.

The Coastal Batholith follows the coast along the faults that exist between the Continental Plate and the Marine Plates and are a result of the metamorphism and intrusions caused by the subduction of the Pacific plate beneath the Continental Plate. The Coastal Batholith, which is composed of rocks from Precambrian to Lower Paleozoic age, contains metamorphic rocks that are composed primarily of gneisses, gneissic granites, intermediate to basic dikes and small tabular pegmatite bodies. These Precambrian rocks are intruded by Lower Paleozoic hypabyssal subvolcanic rocks, diorite batholiths, and granodiorite batholiths.

San Juan Mine Geology and Mineralization

There are several mineralized zones on the property. The San Juan mine, which consists of narrow high grade gold veins hosted by a granodiorite pluton, is the main economic focus; however, there are showings that have porphyry copper and porphyry gold possibilities.

The veins at the San Juan mine are mesothermal veins which fill open structures within the granodiorite host and often are found in the same structure with andesitic dikes. The gold mineralization is associated with the presence of quartz and pyrite which fills fractures ranging in width from 4 meters to microfractures. Very little gold is found in the alteration zones around the veins even though alteration zones can be up to 10m wide. These veins have been extensively exploited with mining going back at least to Incan times. Government records indicate a total of 1.2 million ounces of gold production to date.

Mining has concentrated on the cliff faces that rise up to 800m above the floor of the Chorunga Quebrada. The veins are exposed in the cliffs on both sides of the quebrada. The veins have only been worked below the river level to a small degree but recent drilling indicates that the veins extend to depth. The lack of change in the chemistry and mineralogy of the veins over the 800m indicate that these veins are mesothermal veins and not epithermal and therefore can be expected to extend to depth. Recent drilling (late 2006) indicates that the veins do persist at least 150m below the valley floor.

The most productive veins to date are the Mercedes and San Juan veins, however, there are numerous other veins. A number of these have been worked to date such as the Rosario, Kilometro 1, Millonaria, Alpacay, Avispa, Chillhuay etc. The Mercedes and San Juan veins both occur with on the margins of andesitic dikes.

The direction of the veins can be seen on plan to vary from NW to WSW and the dips vary from 65 degrees to vertical. The veins in the west parallel the NW-trending Quebrada Esbilla and as they occur further to the east and north they swing to parallel the Quebrada Chorunga. The veins are located in contact with andesite dikes and within the granodiorite alone. When the veins are hosted only by the granodiorite-tonalite

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intrusive, they appear narrow and discontinuous, although they have a high gold grade. Drill samples have shown that very small veinlets carry good gold grades.

Previous exploration of the San Juan property has been conducted primarily for gold and the hills of the area are covered by the tracks and trails used by prospectors or informale miners. The veins are seen as rubble and outcrop with the outcrop being especially visible in the cliffs at San Juan. The gold veins at the San Juan mine are thought to have been found in Incan times. The first record of a modern style of exploration is a map made in 1989, as a school geochemical sampling project for the Universidad Nacional De Ingeniera, on the Golden Champune showing. In 1991 Compania Minera Erika S.A., owned by the Laumer family, completed a sampling program on the Santa Clarita showing and acquired the Erika porphyry copper showing. There is no further record of exploration until 2005 and early 2006 when MIRL S.A. started a geologic evaluation of the Santa Clarita and Erika showings. MIRL completed an initial examination of these known showings and produced a short report and maps of the Erika porphyry copper prospect and the Santa Clarita gold prospect.

The mine is currently producing with the goal of paying the carrying costs while planning, drilling and development work is being carried out to modernize and expand the facility to exploit the resources.

Mineral Reserve and Mineral Resource Estimates

An NI 43-101 technical report (Bernard 2007)has been filed which is available on **www.sedar.com**, and an update will be filed later this year with the expectation that estimates of mineral reserves and resources will be included.

The Company has been unable to locate any production records prior to 1970, but it is likely to have been a small fraction of the post-1970 production. Mill records from 1970 to 2006 show the mine yielded 565,000 fine ounces of gold. In addition, estimates of *informale* production during that same period range between 500,000 and 600,000 ounces of gold, bringing the total over the 37 year period to between 1.1 and 1.2 million ounces of gold, essentially all from within the current San Juan property.

Mining Method

The mining method consists of drifting on vein with levels every 80m and sublevels every 40m. The mine is accessed by a foot path up the cliff face leading from one level to the next. The levels are essentially adits that are driven from the cliff face as shown in the diagram below. Facilities for the mine are provided by power, compressed air and water lines that run up the cliff face to the adits from the mill site and the compressor site. The active adits are serviced by track and battery operated locomotives. A small shaft has been developed on both the Mercedes and San Juan veins that supports the use of a one tonne bucket for hoisting ore by means of a winch. Inside the mine the levels are joined by raises and materials are hoisted up the raises by winching drums between the levels. Jacklegs are used for drilling and slushers are used to move muck to ore passes connected to the level below.

Development and Drilling Performed at the San Juan Mine

Drilling and blasting are done by means of jacklegs and stopers. The main drifts along veins are drilled off, blasted, and then mucked out by means of air rocker shovels (mucking machines) Model Eimco 12B.

Once a stope length has been developed two vertical tunnels called raises connect the lower level to the level above (approx 40 meters) to provide ventilation and block out the stope area. Off these raises sub-levels are excavated from raise to raise leaving a sill pillar of 4 to 5 meters to act as a roof for the main drift and also ground support. At this point vertical holes are drilled on the vein from the sublevel, blasted and mucked to the ore pass where in the drift below the ore is put into ore cars and mucked out of the mine to ore bins. From the ore bins the dump truck hauls it to the main ore bins at the mill.



Metallurgical Processing

Currently the ore is crushed and then milled in ball mills. There are five ball mills in the mill in two parallel circuits of one 5'x6' and one 6'x6' ball mill in each circuit, and one high grade circuit with one 4'x8' mill. One mill circuit and the high grade circuit are currently inactive. Ore is milled to 50% minus 200 mesh in closed circuit, and gold is recovered by a jig, and the ore further concentrated in a gravity circuit. Ground product is sized by an inclined classifying screw and passed to sulfide flotation. Flotation concentrate is leached with cyanide in aerated pachucas and gold is recovered in a Merrill Crowe circuit (zinc precipitation). Gold is recovered from gravity concentrate after regrinding and further concentration. High grade and re-processed tailings are processed in a CIL. Gold recovered in CIL is desorbed from carbon in a pressure Zadra circuit and electrowon onto steel wool. The products from all of these processes are then refined to produce doré gold. San Juan has produced a total of 1.2 million ounces of gold according to government records.

At the time Century Peru took over, the mill production was 80 tonnes per day. After six months, production had increased to 200 tonnes per day, and can be expanded to 700 tonnes per day without significant capital expenditure.

Permits

The Company assumed the operating permits from Minera Erika when it took over in May 2006. San Juan currently has 2 permits allowing surface drilling and an explosives permit used in conjunction with the exploration program. It is in the process of having the required Certificado de Operaciones Mineras, or Certificate of Mining Operations, transferred to Century Peru.

Environmental Obligation

Because most of the mine infrastructure is underground, eventual remediation efforts will be limited to the mill and crusher locations, and the reforestation of the tailing area and waste dump. The San Juan Mine is currently in compliance with all known environmental requirements. An extension to file the Environmental Remediation Report has been received; this report will be filed as part of the expansion studies.

Management

Currently San Juan is being managed by local Peruvian superintendents and a local manager reporting to the Company's Vice President of Operations. Purchasing, general administration and accounting are handled by Century Peru in the Lima office.

Current Status of Development Plans for San Juan

San Juan is currently being treated as a development property. In late 2007, the Company will complete and update the Bernard 2007 NI 43-101 technical report that is expected to enable inclusion of the San Juan historical estimates into Century's reserves and resources. As part of the NI 43-101 technical report, the Company will be developing plans to expand production to 20,000 ounces of gold per year.

During this same period, a study of the mechanization required to expand annual production to 80,000 ounces of gold by 2008 will be conducted. Based on current status and future expected development, the Company anticipates additional capital investment of US$10,000,000.

Mill production is a function of the number of mills operable. One circuit is currently running well for 300 tonnes per day, and includes the CIP circuit. The second circuit, with a potential capacity of 250 tonnes per day, requires rebuilding with a capital cost of approximately US$1.5M. Significant development is needed at San Juan with mining infrastructure, ramp development and the addition of more equipment.

The initial budget for San Juan development called for reinvesting all cash flow back into the mine. This amount is estimated to be about US$2.0M in 2007. Gold production is expected to increase from approximately 700 ounces per month in January and February 2007, to 1,600 ounces per month at the end of 2007.

Exploration

Exploration at San Juan is being completed by Company employees under the supervision of a "qualified person". There are 5 geologists assigned to San Juan exploration. The 2007 exploration budget for the Company's Peru properties is US$1.9M. The main focus for 2007 will be completing an NI 43-101 resource audit, and focusing on appropriate development of the mine.

Assays

Assays on exploration samples are performed by an independent laboratory, ALS Chemex, in Lima or Arequipa. Assays on samples taken during the mining process are fire assayed in the San Juan lab.

Quality Control

The assay lab uses certified quality control standards for fire assay – Rocklab Standards - including duplicates, blanks, fire assaying using atomic absorption standards and confirmation by gravimetric analysis. In addition, confirmation of results is performed by an outside lab, with 8 – 9 % of sample volume as quality control samples.

Security of Samples

All samples collected at the San Juan Mine are stored in the geology logging facility prior to shipment to a commercial lab. Samples are locked in a secure place where a guard is on duty 24 hours a day. These samples include drill samples, which are cut with a standard water-cooled rock saw at the same facility, or rock samples collected in the field. The samples are placed in 8 mil nylon bags and sealed with nylon straps immediately after collection. Samples weigh from approximately 0.5 kg to about 3.0 kg. These samples are placed in large 'rice' bags (up to about 40 kg), which are sealed with an industry standard seal.

The samples are shipped to ALS Chemex facilities in Lima or Arequipa as needed. The necessary submittal forms are completed and the person responsible for the shipment has the necessary signatures from the responsible parties.

EXPLORATION PROJECTS AND OTHER PROPERTIES

San Juan Exploration Properties

SAN JUAN MINE

The San Juan Mine, which is currently in operation, historically produced 1.2 million ounces of gold to date from the San Juan and Mercedes veins and was never drilled before Century acquired the property. These veins have excellent potential to expand both along strike and down dip. Thirty-five additional veins that parallel and are diagonal to the Mercedes and San Juan veins are also well mineralized as shown by recent sampling and have similar potential to host significant gold resources.

New access roads have been constructed and drilling begun from the surface to test new veins and extensions of the Mercedes and San Juan veins. In addition, underground sampling and development work have begun, which will help establish additional resources on the San Juan and Mercedes veins. This work will provide the basis for the preparation of an NI 43-101 technical report. An update report with reserves and resources will be produced late this year. Chlumsky, Armbrust and Meyer, LLC of Lakewood, Colorado have been retained to review the work on an ongoing basis.

Golden Champune

The Golden Champune property consists of an extensive stockwork in Coastal Batholith granodiorite covering several square kilometers. The stockwork is comprised of sheared alteration rims with pervasive sericite, iron oxides and thin quartz veinlets surrounding brecciated granodiorite fragments. Historic sampling, which cannot be relied upon, returned values of up to 3.1 g/t Au.

Century's sample program, which used 542, 2m x 2m rock chip panel samples of the stockwork weighing 3 to 4 kilograms, was aimed at testing the potential for a bulk tonnage gold deposit. The program returned a maximum gold value of 0.68 g/t Au. The original historical samples could not be duplicated.

The Golden Champune property will be re-evaluated as a potential vein system target using a focused sampling method and at least two core holes to sample the system to a depth of up to 1,000 meters.

Veta Clara

The Veta Clara target is a vein swarm and alteration system located in the southern portion of the property with a known strike length of over 3 kilometers. A small portion of the Veta Clara target is currently being mined under an agreement with independent miners who are working the surface portion of one vein and transporting the ore four kilometers to the San Juan mill. A 30 meter adit has been established on the vein.

Century intends to complete further sampling and will drill up to 4,000 meters on the target beginning in 2007 with the intention of proving up additional vein reserves to feed the San Juan mill. Sampling by Century to test the veins and alteration zone for the presence of a large, low grade deposit returned good grades on the veins but failed to show significant gold grades in the surrounding alteration.

Santa Clarita

The Santa Clarita showing is approximately one kilometer square and is hosted by andesites within a diorite intrusive of the Bella Union Complex. A total of 206 samples taken by Peru Universidad de Ingenieria in 1989 returned gold values up to 4 g/t Au in several clusters. A ground IP survey was also conducted but was inconclusive due to poor ground contact at the poles.

Minera IRL S.A. mapped and sampled the area in 2006 and obtained moderately anomalous values in molybdenum (maximum - 1,601 ppm), copper (maximum - 343 ppm), and gold (maximum - 480 ppm). The property is 4 kilometers from the San Juan Mine with road access. Further sampling and drilling are proposed in 2007 to determine the character of the mineralization.

Erika

The Erika target consists of feldspar porphyry that has intruded quartzose siltstones of the Yura Group. The Erika showing is located in the southeast corner of the San Juan property about 6 kilometers from the San Juan Mine. The property abuts Teck-Cominco claims to the south and east, which cover a copper porphyry discovery in similar rocks south-east of the Erika showing. The Erika showing contains copper values in the siltstones that surround the intrusive but insufficient work has been done to date to provide adequate geochemical coverage of the target area. For 2007 the Company will complete a geochemical and mapping survey over the entire two square kilometer area of the showing to more clearly understand the geology and mineralization.

SAN JUAN REGIONAL

Century intends to carry out a regional prospecting, sampling and mapping program over the 250 km^2 San Juan property as there are other known showings on the property that have not been well documented. These showings are thought to be vein style gold mineralization and they include the Lily La Huaca area and the Northern Vein. There is no information on the Lily La Huaca or the Northern Vein but the Northern Vein is currently being mined by informal miners.

COLINA DORADA

Century Mining Peru's Colina Dorada Property, located in northern Peru, will be the focus of a systematic exploration program in 2007. The project covers a 60 km^2 area located approximately 130 kilometers northeast of the city of Piura in the District of Las Lomas, and is situated in low foothills on the border with Ecuador along the Rio Chirra. The region is very dry and characterized by low scrub brush and cactus and is sparsely populated.

The Colina Dorada property is located near Plexmar Resources' Bolsa del Diablo property. Plexmar has reported high values of gold (186.5 g/t), silver (141 g/t), and copper (0.8%) from sampling in veins, stockworks, and significant alteration zones. Numerous itinerant miners – known as "informales" – are working on Colina Dorada, with oxidized gold ore being produced and hauled in bags to small processing mills.

Dynasty Metals and Mining, working in Ecuador north of the Colina Dorada property, has delineated a previously unexplored Copper-Gold Belt in Ecuador, which trends south west into the Colina Dorada property. The Copper-Gold Belt is approximately 90 km long and 20 km wide and trends through the Colina Dorada property on strike with the well known Tambo Grande deposits, which are located south west of Colina Dorada.

The Colina Dorada property shares similar geology with Bolsa del Diablo, consisting of epithermal veins and stockworks in volcanic and minor sedimentary rocks of the Lancones Formation. These rocks have been intruded by plugs and stocks of granodiorite. Younger felsic dikes cut the granodiorites.

The program will consist of systematic geological mapping, prospecting, and sampling over the property position, which covers an area of approximately 6.6 km^2. A budget of US$50,000 has been set for this program which will be completed by staff geologists from Century Peru's Lima office.

Exploration Properties in Canada

CAROLIN MINE – BRITISH COLUMBIA

The Carolin Mine, prior to 2003, was owned by Athabaska Gold Resources Ltd. In 2003, Tamerlane (a company with some common officers and directors to Century) was granted an option to earn up to 90% of the Carolin property. Tamerlane then concluded an agreement with Century on February 13, 2004 to option Century the right to earn a 70% interest in the Carolin property by issuing Tamerlane 300,000 shares of Century, paying C$75,000 cash and completing C$700,000 of exploration expenditures. Century was also granted a further option to purchase Tamerlane's remaining interest in the property at a cost of C$6,667 for each one percent interest purchased. This agreement was altered in March 2006 when an agreement was made between Tamerlane, Century and Athabaska Gold to purchase the remaining 10% interest from Athabaska for C$40,000 paid by Century whereby the option agreement was changed to divide the ownership of the Carolin property 70/30 between Century and Tamerlane with Century retaining the right to purchase Tamerlane's 30% for C$6,667 for each one percent interest purchased.

In April, 2007 the Company announced that it had signed a letter of intent to option up to 90% of the Carolin Mine and associated Ladner Creek properties to Module Resources Incorporated ("Module"), subject to approval by the TSX NEX Exchange and the TSX Venture Exchange, in exchange for a maximum payment of $4,900,000 cash,

$3,500,000 in property development expenditures, 2 million common shares of the optionee, certain other items of specific performance related to maintaining the property in good standing, and a Net Smelter Return Royalty of 3% payable to the Company. Module is a company with a common officer.

Carolin Property Description and Location

The Carolin Mine Property is located approximately 18 kilometres ("km") northeast of the community of Hope, British Columbia. It consists primarily of 164 contiguous cell and legacy mineral claims, and the surface rights in respect to 7 Crown Grants covering an area of roughly 1,900 hectares. The group of seven Crown Granted mining claims cover the area of the mine and mill site. The remaining contiguous, unpatented claims are currently in good standing until 2015 with no requirement for future work except for 29 claims which are in good standing through mid-2007. The claims expiring in 2007 will be extended by Module Resources after the closing of the transaction under which Module will option this property.

In 2005 the Company completed an environmental clean-up of the site, including demolition of the mill building. The roof of the building had collapsed in 2000 due to heavy snowfall and equipment had been vandalized over the previous 20 years. The ball mills remain in place.

The Carolin Mine has. an environmental bond which Module Resources has agreed to take responsibility for by August 30, 2007.

Underground mining in 1982-1984 was conducted year-round; surface exploration is limited to the summer months from approximately May 1st to October 31st.

The Carolin Mine site consists of a tailings impoundment and underground development.

Carolin Mineral Resources and Mineral Reserves

In May of 1996, Athabaska estimated diluted reserves for the Carolin Mine of 1.5 million tons grading 0.129 opt gold. Athabaska estimated a further 660,000 tons grading 0.051 opt were available in the tailings pond. **These resources are considered "Historic Estimates" as defined by NI 43-101 standards of disclosure. Century has not completed the work necessary to verify the classification of these estimates and Century is not treating these estimates as NI 43-101 resources verified by a qualified person. The historic estimates should not be relied upon.**

Carolin Drilling and Sampling of Tailings

In November and December of 1995 a "Vibracore" drill program was conducted on material contained in the tailings pond. The purpose of this program was to estimate the grade and volume of material contained within the tailings impoundment. Water was pumped and siphoned from the tailings pond to enable access for the drill to the tailings beaches.

In all, 60 holes were drilled totaling 3016 feet. Samples were collected over 10 foot intervals and were analyzed by ACME labs of Vancouver. Ash Consultants who supervised the program, estimated that the tailings impoundment contained some 590,000 tons (500,000 tonnes) grading 0.0541 oz Au per ton (1.85 grams per tonne). These figures are relevant as it documents that there may be an important gold content in the tailings pond, but **these resources are considered "Historic Estimates" as defined by NI 43-101 standards of disclosure. Century has not completed the work necessary to verify the classification of these estimates and Century is not treating these estimates as NI 43-101 resources verified by a qualified person. The historic estimates should not be relied upon.**

NORTHBELT PROPERTY

The Northbelt Property is contiguous with the north end of the Giant Yellowknife Mine and covers 15 km of strike length along the volcanic belt that contains the Con and Giant Mines, each of which produced 6,000,000 ounces of gold. The Discovery Mine, Ormsby Mine, and Nicholas Lake Mine are also located on this volcanic belt. The claims were purchased by the Company in late 2005.

The claims contain the Crestarum deposit, which has been tested in the past by a shaft and exploration drifts. In addition, the claims have a large base metal showing at the north end of the claim group that contains several concordant zinc-rich zones within the host volcanic stratigraphy. The mineralization is persistent both on strike and dip for considerable distances, and contains multiple gold showings.

OTHER CANADIAN EXPLORATION PROPERTIES

In additional to the Sigma–Lamaque Complex, the Company owns a package of six additional exploration properties in the Bourlamaque and Louvicourt Townships purchased from McWatters Mining, Inc. The properties are:

1. Union Gold property comprising a 529.9 hectares;
2. New Bidlamaque property comprising approximately 97.84 hectares;
3. Audet-Stoch property comprising approximately 77.7 hectares;
4. Audet VDMH property comprising approximately 71.40 hectares;
5. Aumaque property comprising approximately 63.13 hectares; and
6. The Sigma II property comprising 420.02 hectares.

The properties acquired include two land parcels, the Aumaque (mining concession 270) and a total of 58 claims within the contiguous Audet, Audet-Stoch, New Bidlamaque, and Union Gold properties.

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The Aumaque mine (CM 270) is located slightly east of the Lamaque portion of the Sigma-Lamaque property and contains a fractured and mineralized diorite plug similar to that mined on the Lamaque property. It was discovered in 1934 by the Herbin Lake Gold Syndicate and in the period from 1944 to 1949 Aumaque gold mines completed underground development to the 625 level and drifts on five levels plus 11,585m of surface drilling and 5730m of underground drilling. The mineralization was found to be consistent in style with that found in the Sigma-Lamaque Complex and a resource of 181,436 tonnes at a grade of 8.57 g/t Au was calculated (non NI 43-101 compliant). In the period from 1987-1988 Alotta Resources Ltd. dewatered and sampled the mine and completed a total of 7,941m of surface and underground drilling and estimated the resources to be 89,360 tonnes at a grade of 6.03 g/t Au (non NI 43-101 compliant). There has been no assessment of the Aumaque property with respect to a potential open pit. **Century has not completed the work necessary to verify the classification of these estimates and Century is not treating these estimates as NI 43-101 resources verified by a qualified person. The historic estimates should not be relied upon**

The Audet, Audet-Stoch, New Bidlamaque, and Union Gold properties have a total of 58 claims, which are contiguous with the east end of the Sigma-Lamaque mine property. The Sigma-Lamaque Complex was the largest producer in the Val-d'Or gold camp and has produced 9.2 million ounces of gold to date. These claims cover the eastern extension of the mine mineralized zone which has a strong east-west orientation parallel to the Larder Lake-Cadillac Break.

The strong east-west structures, diorite plugs and dykes, which localize the mineralization at Sigma-Lamaque, continue onto these claims and host known mineralization similar to that on the Sigma property. Evidence of this is given by historical drilling on the property, which has produced intersections of similar width and grade to that mined at the Sigma mine.

The Sigma II property is located in Louvicourt Township about 25 miles east of the Sigma mine. It was mined by Placer Dome as an open pit and all known resources have been exhausted at this time. The property was acquired by Century because it has never been explored at depth and it lies across the road from Aur Resources' Louvicourt mine. The property currently requires that some environmental restoration be completed.

United States Exploration Properties

JUNEAU GOLD BELT, ALASKA

Summary

The Alaska Panhandle consists of a 300-mile long stretch of coastline characterized by large islands and deep fjords. The area stretches from Stewart, British Columbia through to Haines, Alaska and is an area rich in mining history. Gold was first discovered in the area by Russian interests, prior to the purchase of Alaska by the United States, in 1867.

The Juneau Gold Belt is a 120-mile long by 10-mile wide portion of the Alaska Panhandle that is centred on Juneau and stretches from Berners Bay on the north to Windham Bay on the south. The Juneau Gold Belt has produced 6.8 million ounces of gold and 3.1 million ounces of silver with most of this production coming from the Alaska Juneau and the Treadwell mines around which the town of Juneau was built.

Alaska Principal Properties

The nine properties held by the Company are:

- ***The Treadwell/Douglas Beach Property***, which covers the down-dip potential of the Treadwell Mine. In 1990, Echo Bay Mines Ltd. drilled a hole to test this down-dip potential, which intersected 187 feet of 0.101 ounces of gold per ton (opt gold) containing a 49-foot zone of 0.22 opt gold at an elevation that was 1,300 feet below the lowest elevation mined at the Treadwell Mine. The acquisition is a 20-year lease of staked state claims, which may be renewed for up to 50 years. The acquisition terms include an increasing yearly advance royalty payable to the underlying owners. An aggregate 3% net smelter return royalty is payable to Karst and the underlying owners. The agreement excludes the placer mining rights to the property.

- ***The Yakima Property***, which is a zone of gold and base metal showings adjacent and parallel to the Treadwell Mine. Past work by Hecla Mining Company returned hole YAK-2 grading 26 feet of 0.14 opt gold containing an 8-foot section of 0.3 opt gold. The property is held under a 20-year renewable lease of the patented mining claims. The acquisition is subject to an escalating yearly advance royalty payable to the underlying owners and a yearly work commitment. A net smelter return royalty of 3% for a gold price of up to US$500 per ounce and 4% for a gold price over US$500 per ounce is payable in aggregate to the underlying owners and Karst.

- ***The Eagle River Mine***, which consists of staked federal claims, is located 20 miles north of Juneau and has a 3,000-foot adit in which an ore shoot was located that is 300 feet in length and 15 feet wide grading 0.59 opt gold within a stringer zone that averaged 36 feet wide and graded 0.18 opt gold. The acquisition is for a 100% interest, with an aggregate 3% net smelter return royalty held by Karst and Dr. Roger Eichman.

- ***The Bessie Property***, which consists of staked federal claims, is located 1.5 miles west of Eagle River on the west side of the megalineament and has a number of small adits. Sampling of the #2 adit by previous owners returned an average grade of 0.13 opt gold over a 200 foot strike length and included a 50-foot section averaging 0.431 opt gold. The acquisition is for a 100% interest, with an aggregate 3% net smelter return royalty retained by Karst and Dr. Roger Eichman.

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- ***The Patton Property***, which consists of staked federal claims, is located eight miles north of the Juneau airport and has three small adits from which sampling by government geologists returned grades up to 2.2 opt gold over a narrow width. Terms are for the 100% acquisition of the claims, subject to an aggregate 3% net smelter return royalty to Karst, Dr. Roger Eichman and Mr. D. Toland.

- ***The Peterson Property***, which consists of staked federal claims, is located on the west side of the megalineament across from the Patton Property. Previous owners have reported small amounts of gold production in the past. The acquisition is for a 100% interest, subject to an aggregate 3% net smelter return royalty held by Karst and Dr. Roger Eichman.

- ***The Dream Property***, which consists of staked federal claims, is located on the west shore of Lynn Canal, 40 miles north of Juneau. The Dream Property has showings of thin bands of gold-rich polymetallic sulphides and a gold/arsenopyrite-rich breccia pipe. Drill hole DDH89-1 completed in 1989 by Dihedral Exploration for Placer Dome U.S. returned two mineralized zones: an upper zone of 2.3 feet grading 0.127 opt gold, and a lower zone of 5.4 feet grading 0.22 opt gold. The acquisition is for a 100% interest, subject to an aggregate 3% net smelter return royalty retained by Karst, Dr. Roger Eichman and Mr. J. Wilson.

- ***The Sweetheart Property***, which consists of staked federal claims, is located 30 miles south of Juneau near Sweetheart Lake. Mapco Minerals Corp. completed a 1978 drill program which returned a best drill hole intersection in hole S-2 of 10 feet of 1.1% Cu, 0.62% Zn, 1.7% Pb, 0.58 opt Ag and 0.27 opt Au. The acquisition is for a 100% interest with an aggregate 3% net smelter return royalty retained by Karst and Dr. Roger Eichman.

- ***The Alaska Empire Mine***, which consists of staked federal claims, is located on Admiralty Island, approximately 20 miles west of Juneau and five miles north of the Greens Creek Mine. Drilling results by Echo Bay include hole W-2 (uncut), which returned 1.25 opt gold over 13 feet. The letter of intent includes an agreement to lease the property on a continuous basis, conditional on paying an annual claim maintenance fee and an advance royalty. Mining on the property is subject to an aggregate 3% net smelter return royalty held by Alaska Empire Gold Mining Co. Inc. and Karst.

The Company is evaluating alternative strategies for its Alaska exploration properties. These include selling the properties and seeking joint venture partners to fund exploration on certain properties.

RISKS ASSOCIATED WITH THE MINING INDUSTRY

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature. The following risk factors, among others, apply:

Mining Industry is Intensely Competitive

The Company is engaged in the business of gold mining and the acquisition, exploration and development of mineral properties. The mining industry is intensely competitive in all of its phases and the Company competes with other companies that have greater financial, technological, and human resources.

Dependence on the Sigma Mine

The Company's mining and milling operations at the Sigma Mine have accounted for substantially all of the Company's gold production to date, a minor amount having been recovered from underground at the San Juan Mine in Peru. In 2007, the Company expects to produce gold from the underground Lamaque Mine. While the Company intends to proceed with the development of other properties, including those properties at the Sigma-Lamaque Complex, there can be no assurance that any of these properties will be developed into operating mines. Any adverse condition affecting mining or milling operations at the Sigma Mine would have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied or production from the other mines becomes significant.

Cost and Production Estimates

The Company prepares estimates of future cost and production for its mining operations. No assurance can be given that these estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing. The Company's actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.

Resource Exploration and Development is Generally a Speculative Business

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market

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fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Reserves and Resources Calculations and Gold Recovery

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding ore grades presently being mined or dedicated to future production. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of quantity and quality of available data and assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company's estimates. Market price fluctuations for gold, increased production costs or lower gold recovery, or other factors may render proven and probable mineral reserves uneconomical or unprofitable to develop at a particular site or sites. Until the ore is actually mined and processed, ore reserves and ore grades must be considered as estimates only. In addition, the quantity of reserves may vary depending on the price of gold. Any material change in reserves, grades, dilution or stripping ratios will affect the economic viability of the projects. Should any significant reductions in mining reserves or resources occur, material write-downs of the Company's investment in mining properties and increased amortization charges may be required. In addition, there can be no assurance that gold recoveries in small-scale laboratory tests will be duplicated under on-site conditions or during production.

Fluctuation of Gold Price

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the gold produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of gold has experienced significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold is affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that the Company's properties can be mined at a profit.

Gold Price and Foreign Exchange Management

To mitigate risk, the Company may enter into commodity contracts, prepaid forward sales agreements and foreign exchange contracts to manage price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations. The Company uses put options to protect its revenues in a declining gold market and call options in a rising gold market. There can be no assurance that these management strategies will successfully mitigate these risks.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects or to renew any permits or licenses on terms and conditions previously in effect.

No Assurance of Profitability

The Company has only a recent history of earnings and due to the nature of its business there can be no assurance that the Company will continue to be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The principal source of funds available to the Company has been through the sale of its equity shares, convertible debentures, short-term high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through operations or further equity and debt offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. The procurement of additional debt or equity is dependant on many factors, both external and internal to the Company. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could result in delays in pursuing opportunities, the loss of opportunities to develop the company, or ultimately, the continued viability of the Company.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. In addition, the Company's insurance coverage may be inadequate to fully protect it against certain liabilities. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities, and could have a material adverse effect on the Company.

Government Regulation

Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards in the jurisdictions in which the Company conducts business. There can be no assurance that the Company can comply with all applicable regulatory requirements, and the failure to comply could have a material adverse effect on the Company.

Financial Resources

The continuing operations of the Company are dependent upon raising additional financing, profitable operations, and positive cash flow from future operations. The procurement of additional financing through debt or equity markets is dependent on a continued robust gold market and investor confidence in gold equities.

Environmental Matters

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company's right to exploit its mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Foreign Countries and Regulatory Requirements

The Company's San Juan Mine and certain other properties are located in Peru and the Juneau Gold Properties are located in the United States. Mineral exploration and mining activities may be affected in varying degrees by changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company's business in those countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Title Risk

Although the Company has undertaken reasonable steps to clarify title on properties in which it has or intends to earn an interest, there can be no guarantee that such title will not be challenged in the future. There is no assurance that a future claim will not be brought against a property in which the Company has or intends to earn an interest. There is no guarantee that any or all of the properties in which the Company has or intends to earn an interest will not be subject to claims by aboriginal peoples in the future. The risk of unforeseen claims could adversely affect development projects and future acquisitions. In addition, annual claim maintenance fees for the next assessment year or an affidavit of assessment work for the current assessment year are required to be paid or filed by September 1 of each year for unpatented State mining claims in Alaska on the Juneau Gold Properties. If these fees and/or affidavits are not paid or filed, the Alaska State Department of Natural Resources closes the case and the claim no longer exists.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (ii) the ability to produce minerals; (iii) the ability to attract and retain additional key personnel in production, technical support and finance; (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

Currency Fluctuations

The Company maintains its bank accounts in Canadian and U.S. dollars and in Peruvian soles. The Company's proposed activities in Alaska and its payment commitments and exploration expenditures under the various agreements governing its rights to the Juneau Gold Property are denominated in U.S. dollars, making it subject to foreign currency fluctuations. In Peru, the Company conducts business in U.S. dollars and soles. Such fluctuations may materially affect the Company's financial position and results.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There

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can be no assurance that continual fluctuations in the Company's share price will not occur.

Agreement Requirements

A number of properties in which the Company has, or intends to earn an interest are subject to certain conditions, which include but are not limited to the exploration of the properties and yearly payments to property owners. Should the Company not fulfill its obligations under these agreements, it may lose some or all of the interest it can or has earned in the properties.

Conflicts of Interest

Insofar as directors of Century also serve as directors or officers of other companies involved in natural resource exploration and development, or have significant shareholdings in other public resource companies, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (especially the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holding by a nation's central bank. The demand and supply of gold usually affect gold prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations, and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	US$	Exchange rate	Can$
2002	*310*	*1.57*	*487*
2003	*363*	*1.40*	*509*
2004	*410*	*1.30*	*534*
2005	*444*	*1.21*	*538*
2006	*613*	*1.14*	*698*

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. The Company is not dependent on the sale of its gold to any one customer because of the large number of available gold purchasers.

The Company occasionally uses put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such hedging policies are previously approved by the Company's Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armored trucks, and commercial air liner. These are refined at the Royal Canadian Mint of Ottawa refinery and at Johnson Matthey, Brampton, Ontario under service contracts at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

At December 31, 2006, the Company had 7,665 (2005 - 14,250) ounces of gold to be delivered under forward contract at US$617 (2005 – US$456) per ounce.

Environment

The principal operations of the Company are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public record, and the Company is unable to predict further legislation and amendments to existing legislation that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance, or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, mill,

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or refinery, since such types of operation that are specific to the mining industry may result in the emission, deposit, issuance, or release of contaminants into the environment or may change the quality of the environment.

Québec provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Québec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a company who carries out mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife, and Parks (Québec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such company must comply with the plan and provide a financial guarantee to that effect. Where a company commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRQP. The Ministry may review the financial guarantees at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a company who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the company does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such company. The Company does not foresee any difficulty in meeting the requirements under the Mining Act (Québec).

Peru's environmental legislation does not have the long history that Canada's does. Current legislation in Peru is recent, and regulations are just being developed. It is the Company's intent to comply with all legislation to which it is subject.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value of which, as of April 28, 2007, there are 123,171,019 common shares issued and outstanding. The holders of common shares are entitled to vote at all meetings of shareholders on the basis of one vote per common share, to receive dividends if, as, and when declared by the board of directors, and to participate in the distribution of the remaining assets of the Company in the event of its liquidation or dissolution.

The Company has an Incentive Stock Option Plan for the granting of incentive stock options to executive officers, senior managers, employees, directors, and consultants. The Company is classified as a Tier 2 issuer on the TSXV. Under the terms of the Plan, and subject to the requirements of the TSXV, the maximum number of shares that may be reserved for issuance in any 12-month period shall not exceed 10% of the issued and outstanding number of common shares. As of April 28, 2007 a maximum 12,317,101

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common shares are available for issuance pursuant to the exercise of options, of which 5,225,500 shares have been reserved for issuance pursuant to outstanding option grants, which have exercise prices ranging from $0.35 to $2.00, and expiry dates from 18 months to 55 months from May 1, 2007

As of April 28, 2007 the Company had 12,306,055 common share purchase warrants outstanding and exercisable to acquire up to 12,306,055 common shares of the Company from treasury at exercise prices ranging from $0.45 to $2.00 and expiry dates from August 8, 2007 to April 28, 2008. The warrants contain provisions for adjustment of the number of common shares issuable upon exercise, or adjustment of the exercise price, upon the occurrence of certain events, including but not limited to a subdivision or consolidation of the common shares and certain forms of corporate reorganization.

As of April 28, 2007, the Company has 140,702,574 shares on a fully diluted basis, assuming the exercise of all stock options and warrants.

On May 7, 2007, Century announced a non-brokered private placement of 13,483,146 units at Cdn$0.89 per unit, raising Cdn$12.0 million. Each unit consists of one common share and one-quarter of one common share purchase warrant. Each whole common share purchase warrant will be exercisable for 24 months for one common share at Cdn$1.17 per share

Effective April 11, 2007, the Board of Directors of the Company approved the adoption of a shareholder rights plan (the "Plan"),. The Plan is designed to give the Company's Board of Directors and shareholders sufficient time to properly assess an unsolicited take-over bid without any undue pressure. Adoption of the plan also gives the Company's Board of Directors time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their common shares. Additionally, the Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid.

Rights under the Plan will become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the provisions of the Plan or without approval of the Board of Directors of the Company. Under such circumstances, each right, upon exercise, will permit the purchase of common shares of the Company at a substantial discount to the market price. The Company obtained shareholder approval of the Plan at its annual and special meeting of shareholders held on May 7, 2007. The adoption of the plan is subject to acceptance by the TSX Venture Exchange.

MARKET FOR SECURITIES

The Company's Common Shares are listed on the TSXV under the trading symbol CMM. Century's shares commenced trading on the exchange on September 24, 2003. The following table sets forth the reported high, low, and closing prices and trading volume of the Company's Common Shares for each month of the last fiscal year ended December 31, 2006, and the first four months of 2007.

Month	Volume	High	Low	Close
January 2006	12,861,955	0.54	0.34	0.51
February 2006	17,644,617	0.72	0.51	0.55
March 2006	22,089,040	1.89	0.53	1.70
April 2006	16,504,112	1.80	1.30	1.49
May 2006	11,017,854	1.70	1.04	1.35
June 2006	7,201,352	1.35	0.84	1.21
July 2006	2,804,421	1.33	1.02	1.14
August 2006	5,233,129	1.19	0.93	0.96
September 2006	4,986,353	1.13	0.83	0.91
October 2006	6,004,384	0.93	0.70	0.80
November 2006	7,080,846	0.83	0.67	0.69
December 2006	4,558,524	0.77	0.65	0.68
Year 2006	**117,986,587**	**1.89**	**0.34**	**0.68**
January 2007	7,425,117	0.72	0.51	0.54
February 2007	12,713,556	0.75	0.51	0.66
March 2007	15,988,489	0.98	0.57	0.95
April 2007	13,411,955	1.28	0.91	0.91
January to April 2007	**49,539,117**	**1.28**	**0.51**	**0.92**

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name and municipality of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this Annual Information Form is as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation During the Past 5 Years(1)	Period of Service as a Director or Officer(2)
Margaret M. Kent (8) Chairman, President, Chief Executive Officer and Director Blaine, WA, USA	Chairman, President & CEO – Century Mining, Chairman – Tamerlane Ventures Inc. Partner – Karst Investments LLC; Chairman & CEO – Eden Roc Mineral Corp.	Since October 3, 2003
Ross F. Burns (10) Vice President, Exploration and Director Bellingham, WA, USA	Vice President, Exploration – Century Mining Corporation; Partner – Karst Investments LLC; President & CEO – Tamerlane Ventures Inc.; Vice President, Exploration – Eden Roc Mineral Corp.	Since January 27, 2004
William J.V. Sheridan (9) Secretary and Director Toronto, ON, Canada	Partner – Lang Michener LLP (law firm)	Since October 3, 2003
Allen V. Ambrose(4,5,6) Director Spokane, WA, USA	Consulting Geologist; President and Director – Minera Andes Inc. (public mineral exploration company) since November 1995	Since June 28, 2002
Honourable Donald S. Macdonald(3,7) Director Uxbridge, ON, Canada	Former Minister of National Defence, former Minister of Energy, Mines and Resources and former Minister of Finance – Government of Canada; Senior Advisor, Public Policy – Lang Michener LLP (law firm)	Since October 14, 2004
Dale G. Parker(3,4,6) Director Vancouver, BC, Canada	Past President and CEO – Workers Compensation Board of British Columbia; Director – Talisman Energy, Inc.; President, - White Spot, Ltd.; Executive Vice President – Shato Holdings, Ltd.; Chairman and CEO - British Columbia Financial Institutions Commissions; President and CEO - The Bank of British Columbia; Executive Vice President – Bank of Montreal	Since May 19, 2006
Ricardo M. Campoy(3,5,6) Director Larchmont, NY, USA	Private Practice – Financial Advisor; Managing Director - Mining and Metals Group, WestLB AG; Director – Kilgore Minerals, Ltd.; Director - Idaho General Mines, Inc.	Since March 22, 2007
Adrian C. McNutt Vice President, Operations Blaine, WA, USA	Vice President, Operations – Century Mining Corporation; Engineering Manager – Eden Roc Mineral Corp; Consultant – Karst Investments LLC	Since March 9, 2005
David Swisher Vice President Everson, WA, USA	Vice President – Century Mining Corporation;Underground Mine Manager, Avery Island Mine – Cargill De-Icing Technology, Inc.	Since March 9, 2007

Diana McDade Rollo Chief Financial Officer Blaine, WA, USA	Chief Financial Officer – Century Mining Corporation; Vice President Finance & Administration – Katoen Natie USA, Inc.; Consultant – Robert Half Management Resources; Chief Financial Officer & Senior Consultant – DelCreo, Inc; Chief Financial Officer – Lloyd's Register Americas, Inc.	Since November 9, 2006

Notes:

(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) All directorships expire at the next Annual General Meeting of the shareholders of the Company. All officers hold office at the pleasure of the Board.

(3) Denotes members of the Audit Committee.

(4) Denotes members of the Nominating Committee.

(5) Denotes members of the Compensation Committee.

(6) Denotes members of the Corporate Governance Committee.

(7) Mr. Macdonald was a director of CanEnerco Ltd. which went into bankruptcy on or about November 17, 2000. CanEnerco Ltd. remains in bankruptcy pending the outcome of litigation against Encana Corporation.

(8) Ms. Kent was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Ms. Kent resigned as a director and following her resignation, a receiver for Royal Oak was appointed. Ms. Kent is a director of Eden Roc Mineral Corp. which, in May 2002, was issued with a cease trade order for failure to file financial statements. In February 2002, Eden Roc's shares were suspended from trading on the TSX and in February 2003, Eden Roc was delisted from the TSX.

(9) Mr. Sheridan was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Sheridan resigned as a director and following his resignation, a receiver for Royal Oak was appointed. Until November 2006, Mr. Sheridan was a director of Eden Roc Mineral Corp. which is subject to a cease trade order for failure to file financial statements.

(10) Mr. Burns was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Burns resigned as a director and following his resignation, a receiver for Royal Oak was appointed.

(11) Mr. Parker was formerly a director of Royal Oak Mines Inc. which in January 1999 was granted protection under the Companies Creditors Arrangement Act and a monitor was appointed. In April 1999, Mr. Parker resigned as a director and following his resignation, a receiver for Royal Oak was appointed. Mr. Parker was formerly a director of Agro Pacific Industries Ltd. which in March 2000 sought protection under the Companies Creditors Arrangement Act. The company made a Plan of Arrangement and Compromise which was approved by the courts in April 2001. Mr. Parker resigned as a director of the company in May 2000.

The Company has an Audit Committee, a Nominating Committee, a Compensation Committee and a Corporate Governance Committee.

The following are the shareholdings of the directors and senior officers of the Company and any other shareholder which, to the knowledge of the Company, beneficially owns, directly or indirectly, more than ten percent of the issued Common Shares of the Company.

Name and Residence of Director or Officer	Number of Securities Beneficially Owned as of April 11, 2007	Percentage of Issued Share Capital
Margaret M. Kent Blaine, WA, U.S.A.	1,029,846*	0.84
Ross F. Burns Bellingham, WA, USA	944,346	0.77
William J.V. Sheridan Toronto, ON, Canada	Nil	Nil
Allen V. Ambrose, Spokane, Washington, USA	Nil	Nil
Donald S. Macdonald Uxbridge, ON, Canada	20,000	0.01
Dale G. Parker Vancouver, BC, Canada	15,000	0.01
Ricardo M. Campoy Larchmont, NY, USA	NIL	Nil
Adrian C, McNutt Blaine, WA, USA	75,000	0.06
David Swisher Everson, WA, USA	10	Nil
Diana McDade Rollo Blaine, WA, USA	Nil	Nil

* held in a family trust

The officers and directors as a group held 2,084,202 shares, or 1.7%. The directors and officers as a group also hold stock options pursuant to which up 2,480,000 Common Shares can be purchased, and 64,500 share purchase warrants.

Corporate Cease Trade Orders or Bankruptcies

Other than as detailed in the notes above, no director, officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the past ten years before the date of this AIF has been, a director or officer of any other issuer that, while such person was acting in that capacity:

(a)   was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or

(b)   became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

Other than as detailed in the notes above, no director, officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company has:

      (a)   been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

      (b)   been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

Other than as detailed in the notes above, no director, officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any of such persons, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests in negotiating, settling and approving the terms of such ventures. Conflicts of interest affecting the directors and officers of the Company will be governed by the Company Act and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises.

LEGAL PROCEEDINGS

In October 2006, the Company entered into an agreement with a group of private shareholders to acquire a 38% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A. (CMPSA). In November the selling group sold its shares to a third party through the facilities of the Lima Stock Exchange. In the Company's opinion, the Company and the selling group had a binding agreement. The

Company has taken the position that the selling group is in violation of this binding agreement and has filed civil and potential criminal actions as allowed by Peruvian law against the members of the selling group, On March 9, 2007, the Company was granted an injunction by the Third Civil Court – Commercial freezing approximately 51% of the shares of CMPSA, and began the legally mandated mediation process.

In May 2006 TEGA International, a supplier of mill liners for the Sigma mine, filed suit against the Company for non-payment of invoices, and the Company filed an action against TEGA for damages suffered because of downtime of the mill due to failures of the TEGA products. The invoices at issue total approximately $500,000, while the damages claimed by the Company total approximately $2.7 million. The cases are scheduled for trial in 2007.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is: Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

Other than borrowing arrangements disclosed in the financial statements, there are no contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such year and which are still in effect.

INTERESTS OF EXPERTS

Names of Experts

Tracy J. Armstrong, P.Geo. of T.J. Armstrong Geological Consulting Inc. an independent "qualified person" for the purposes of NI 43-101, is the author responsible for the preparation of a technical report dated September 30, 2004, entitled "Sigma-Lamaque Complex".

George A. Armbrust, PhD., Robert L. Sandefur, P.E., and Kenneth L. Meyer of Chlumsky, Armbrust and Meyer, LLC, each an independent "qualified person" for the purposes of NI 43-101, are the authors responsible for the preparation of a technical report dated November 29, 2005, entitled "Technical Report, Sigma-Lamaque Complex, Québec, Canada".

George Cavey, P.Geo. of Orequest Consultants Ltd. and David Gunning, P.Eng., each an independent "qualified person" for the purposes of NI 43-101, are the authors responsible for the preparation of a technical report dated April 24, 2003, entitled "Summary Report on the Ladner Creek Property, New Westminster Mining Division, Hope, British Columbia".

Fred Barnard, PhD of Chlumsky, Armbrust and Meyer, LLC an independent "qualified person" for the purposes of NI 43-101, is the author responsible for the preparation of a technical report dated March 19, 2007, entitled "Technical Report, San Juan Property, Arequipa Department, Peru".

Deloitte and Touche is the company's auditor, and is independent of the Company in accordance with the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants.

To the knowledge of the Company, none of the experts named under "Names of Experts", holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including with respect to the directors' and officers' remuneration and indebtedness, principal holders of Common Shares, and securities authorized for issuance under the Company's Equity Compensation Plan,, where applicable, is contained in the Company's information circular dated April 11, 2007 in respect to its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's comparative financial statements, notes, and accompanying management discussion and analysis for the financial; years ended December 31,2006 and 2005.

A copy of this AIF, the Company's most recent information circular, and the Company's most recent audited financial statements (including any interim statements from the fiscal year commencing after the date of such audited financial statements) may be obtained, upon request, from the Manager, Investor Relations of the Company or from the SEDAR website at www.sedar.com. A reasonable fee for copying may be charged if the request is made by a person who is not a security holder of the Company.



Aug. 31, 2006

Dear Sir/Madam,

Re: Century Mining Corp.

Please be advised that the purpose of this submission is to add the Quebec Securities Commission as a reporting jurisdiction to this SEDAR project.

Sincerely,
Rosemary Chen/Christina Babchuk
Phone: (604) 605-3610
Fax: (604) 687-2304
E-mail: sedar@stockwatch.com

1550 — 609 Granville St. / Vancouver, BC, V7Y 1J6 Canada / tel 604-687-1500 / fax 604-687-2304 / www.stockwatch.com

National Instrument 62-103
Appendix B
Early Warning Report

(a) The name and address of the offeror.

Wega Mining ASA (“Wega Mining”)
Karenslyst Allé 2, Oslo
P.O. Box 568 Skøyen
N-0214 Oslo, Norway

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

In accordance with the terms of an equity investment made on May 15, 2007, Wega Mining acquired 13,483,146 units of Century Mining Corporation (“Century”) at a purchase price of C$0.89 per unit. Each unit consists of one common share (“Common Share”) and one quarter of one common share purchase warrant (“Warrant”) of Century. Each whole Warrant will entitle Wega Mining to acquire one Common Share at a price of $1.17 per Common Share at any time on or before May 10, 2009.

After the transaction, Wega Mining owns 19,301,646 Common Shares, representing 14.1% of the issued and outstanding Common Shares. Upon exercise of the Warrants, Wega Mining would own 22,672,322 Common Shares, representing 14.4% of the issued and outstanding Common Shares on a fully diluted basis.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

See item (b) above.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control,

See item (b) above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

(e) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The securities have been and will be issued on a private placement basis.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Wega Mining has acquired the Century securities for investment purposes. Wega Mining's investment will be reviewed on a continuing basis and its holdings may be increased or decreased in the future.

(g) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

See item (b) above.

(h) The names of any joint actors in connection with the disclosure required by this Appendix.

None.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item (b) above.

(j) if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

DATED this 16th day of May, 2007.

 Industry Canada   Industrie Canada

Certificate
of Continuance

Canada Business
Corporations Act

CENTURY MINING CORPORATION

Name of corporation-Dénomination de la société

I hereby certify that the above-named corporation was continued under section 187 of the *Canada Business Corporations Act*, as set out in the attached articles of continuance.

Director - Directeur

Canadä

Certificat
de prorogation

Loi canadienne sur
les sociétés par actions

425125-3

Corporation number-Numéro de la société

Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la' *Loi canadienne sur les sociétés par actions,* tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

July 22, 2004 / le 22 juillet 2004

Date of Continuance - Date de la prorogation



<table>
<tr><td> Industry Canada
Canada Business
Corporations Act</td><td>Industrie Canada
Loi canadienne sur
les sociétés par
actions</td><td>**FORM II**
ARTICLES OF CONTINUANCE
(SECTION 187)</td><td>**FORMULAIRE 11**
CLAUSES DE
PROROGATION
(ARTICLE 187)</td></tr>
</table>

1 — Name of the Corporation

CENTURY MINING CORPORATION

Denomination sociale de la société

2 – Taxation Year End
Fin de l'année d'imposition

M	D - J
1 2	3 1

3 — The province or territory in Canada where the registered office is to be situated

La province ou le territoire au Canada où se situera le siége social

Province of Ontario.

4 — The classes and the maximum number of shares that the corporation is authorized to issue

Catégories et le nombre maximal d'actions que la société est autorisée à émettre'

Unlimited number of common shares without par value.

5 — Restrictions, if any, on share transfers
None.

Restrictions sur le transfert des actions, s'il y a lieu

6 — Number (or minimum and maximum number) of directors

Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum of 3 and maximum of 10.

7 — Restrictions, if any, on business the corporation may carry on
None.

Limites imposées à l'activité commerciale de la société, s'il y a lieu

8 — (1) If change of name effected, previous name

Not applicable.

(1) S'll y a changement de dénomination sociale, indiquer la denomination sociale antérieure

(2) Details of incorporation
The annexed Schedule I is incorporated in this form.

(2) Détails de la constitution

9 — Other provisions, if any

Autres dispositions, s'il y a lieu

The directors are authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Signature	Printed Name - Nom en lettres moulées	10 — Capacity of - En quallté de	11 — Tel. No. - N° de tel.
	William J.V. Sheridan	Authorized Signing Officer	416-307-4060

FOR DEPARTMENTAL USE ONLY – A L USAGE DU MINISTERE SEULEMENT

425125-3   JUL 22 2004

IC 3247 (2003/06)



Schedule I

8 - (2) Details of Incorporation

The Corporation was incorporated under the *Company Act* (British Columbia) on May 14, 1985 under the name “Pacific Viking Resources Inc.”. On February 19, 1988, the Corporation changed its name to “International Viking Resources Inc.” and on November 13, 1992, the Corporation changed its name to “Saxony Explorations Ltd.”. The Corporation was continued under the *Business Corporations Act* (Yukon) on September 24, 2003 under the name “Century Mining Corporation”.